

Notice of the 2019 Annual Meeting and Proxy Statement

Tuesday, November 19, 2019 at 9:00 a.m. Eastern Time
1111 Marcus Avenue, Lake Success, New York 11042

LETTER TO OUR STOCKHOLDERS



THE HAIN CELESTIAL GROUP, INC.
1111 Marcus Avenue
Lake Success, NY 11042
516-587-5000

October 11, 2019

Dear Fellow Stockholder:

You are cordially invited to attend the 2019 Annual Meeting of Stockholders (the "**Annual Meeting**") of The Hain Celestial Group, Inc., which will be held at 1111 Marcus Avenue, Lake Success, New York on Tuesday, November 19, 2019 at 9:00 a.m. Eastern Time. You may also listen to the Annual Meeting by audio webcast at www.virtualshareholdermeeting.com/HAIN2019.

At our Annual Meeting, our stockholders will vote on (1) the election of the nine director nominees named in the accompanying proxy statement, (2) an advisory vote regarding the compensation of our named executive officers for the fiscal year ended June 30, 2019, as set forth in the accompanying proxy statement, and (3) the ratification of the appointment of our registered independent accountants.

In addition to these formal items of business, we will review the major developments of the past year and share with you some of our plans for the future. You will have an opportunity to ask questions and express your views to the senior management and members of the Board of Directors of The Hain Celestial Group, Inc., who are also expected to be present.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please submit your vote.

We hope you will join us on November 19th.

Sincerely,

Dean Hollis
Independent Chair of the Board

Mark L. Schiller
President and Chief Executive Officer
and Director



THE HAIN CELESTIAL GROUP, INC.
1111 Marcus Avenue
Lake Success, NY 11042
516-587-5000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

To the Stockholders of THE HAIN CELESTIAL GROUP, INC.:

The 2019 Annual Meeting of Stockholders (the "**Annual Meeting**") of The Hain Celestial Group, Inc. will be held on Tuesday, November 19, 2019 at 9:00 a.m., Eastern Time, at 1111 Marcus Avenue, Lake Success, New York. You may also listen to the Annual Meeting by audio webcast at www.virtualshareholdermeeting.com/HAIN2019. We are holding the Annual Meeting for the following purposes:

1. To elect the nine director nominees specified herein to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified;

2. To approve, on an advisory basis, the compensation of our named executive officers for the fiscal year ended June 30, 2019, as set forth in the attached proxy statement;

3. To ratify the appointment of Ernst & Young LLP as our registered independent accountants for the fiscal year ending June 30, 2020; and

4. To transact such other business as may properly come before the Annual Meeting (including any adjournments or postponements thereof).

These matters are more fully described in the attached proxy statement, which is made a part of this notice.

Only stockholders of record as of the close of business on October 3, 2019 are entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof. A list of these stockholders will be available for inspection by any stockholder for any purpose germane to the Annual Meeting for a period of ten days prior to the Annual Meeting (and at the Annual Meeting) at our principal executive office located at 1111 Marcus Avenue, Lake Success, New York.

Your vote is important. Whether or not you expect to attend the Annual Meeting in person, please submit your vote as soon as possible. If you received a paper copy of the proxy card by mail, you may mark, sign and date the proxy card and return it in the enclosed postage-paid envelope. If you attend the Annual Meeting in person, you may choose to vote in person even if you have previously voted your shares.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 19, 2019: A complete set of proxy materials relating to our Annual Meeting is available on the Internet. These materials, consisting of the Notice of Annual Meeting of Stockholders, Proxy Statement and Annual Report on Form 10-K to Stockholders for the fiscal year ended June 30, 2019, may be viewed at http://www.hain.com/proxy.

By order of the Board of Directors,

Kristy Meringolo

Kristy Meringolo
Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

Dated: October 11, 2019

Directions to the Annual Meeting of Stockholders

From New York City: Take the Long Island Expressway East to the Cross Island Parkway South (Exit 31S), to the Grand Central Parkway East (Exit 29E). The Grand Central Parkway becomes the Northern State Parkway. Take Exit 25N towards Lakeville Road/New Hyde Park Road/Great Neck. Cross over Marcus Avenue into the 1111 Marcus Avenue complex. Park in HAIN designated spots in the northwest parking lot. Enter Building 1.

From Eastern Long Island: Take the Northern State Parkway West to Exit 25S towards Lakeville Road/New Hyde Park Road/Great Neck. Turn right onto Lakeville Road. Make the first left onto Marcus Avenue. 1111 Marcus Avenue will be on the right. Park in HAIN designated spots in the northwest parking lot. Enter Building 1.

Long Island Rail Road: Take the Port Jefferson Branch Line to the New Hyde Park Station. Take a taxi or ride-hailing service to 1111 Marcus Avenue, Lake Success, New York. Enter Building 1.

Directions for Listening to the Annual Meeting by Audio Webcast

You may also listen to the Annual Meeting by audio webcast at www.virtualshareholdermeeting.com/HAIN2019. You will need to enter the control number received with your proxy materials to listen to the meeting. Please note that you will not be able to vote your shares via the webcast.



THE HAIN CELESTIAL GROUP, INC.

PROXY STATEMENT

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

YOUR VOTE IS IMPORTANT

Proxy materials, including this proxy statement, are first being sent to stockholders beginning on or about October 11, 2019. This summary highlights information contained within this proxy statement. You should read the entire proxy statement carefully and consider all information before voting. Page references are supplied to help you find further information in this proxy statement.

VOTING MATTERS AND VOTE RECOMMENDATION

Voting Matter	Board Vote Recommendation	See Page Number for More Information
Election of Directors	**FOR** each nominee	7
Advisory Vote to Approve Named Executive Officer Compensation	**FOR**	48
Ratification of Appointment of Registered Independent Accountants	**FOR**	49

FISCAL YEAR 2019 OVERVIEW

Our mission has continued to evolve since our founding in 1993, with health and wellness being the core tenet. We continue to be a leading marketer, manufacturer and seller of organic and natural, "better-for-you" products. We are committed to growing responsibly while continuing to implement environmentally sound business practices and manufacturing processes.

Fiscal year 2019 was a year of tremendous transformation for the Company. The Board determined that our business had become highly complex and that the Company required a leader with expertise in operational strategy to evaluate the Company's operations and brand portfolio. In November 2018, we hired a new President and CEO, Mark L. Schiller, a senior executive and veteran in consumer packaged goods, with a proven track record of building operational capability to lead the Company's transformation. Throughout the fiscal year, the Company continued to hire several new members of our executive leadership team, who together evaluated our operational challenges and have implemented a transformational strategy for the Company to accelerate change and drive sustainable, profitable growth.

The Company's strategy is founded on transforming the performance of the business in the United States, while continuing to deliver accretive profit expansion in the international business. The Company is focused on four key strategies to drive operational excellence globally with particular emphasis on strengthening performance in the United States:

1) Simplifying the portfolio and organization,

2) Strengthening core capabilities,

3) Expanding margins and cash flow, and

4) Reinvigorating profitable topline growth in a core set of brands.

While the Company is in the early stages of progress, we have already experienced significant sequential improvement in our quarterly performance since we began our transformation. We believe we have laid the appropriate groundwork to implement our strategy for success and a path toward profitable growth. The Company has reaffirmed its commitment of providing stockholders with clarity, credibility and consistency to ensure that it restores stockholders' confidence in the Company and trust in its management team.

 

CORPORATE GOVERNANCE

Corporate Governance Strengths

We are committed to good corporate governance, which promotes the long-term interests of our stockholders and strengthens our Board and management accountability. Highlights of our corporate governance practices include the following:

- Over the past two years, 87.5% Board member refreshment, 100% Board committee refreshment and a new CEO in November 2018

- Annual election of directors

- Independent Chair

- All directors are independent other than the CEO; fully independent Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee

- Majority voting in uncontested director elections

- Proxy access right for stockholders to nominate directors

- Stockholder ability to act by written consent and call a special meeting

- Regular executive sessions (at least quarterly) where independent directors meet without management present

- Robust Code of Business Conduct and Ethics

- Annual Board and Committee self-evaluations

- Periodic reviews of Committee Charters, Corporate Governance Guidelines and Code of Business Conduct and Ethics

- Three Audit Committee members are "audit committee financial experts" under Securities and Exchange Commission rules

- Many compensation best practices, including annual Say on Pay vote, implementation of "double trigger" change-in-control vesting provisions, no excise tax reimbursements for change-in-control payments, strict policy of no pledging or hedging common stock by directors and executive officers, clawback policy for cash and equity incentive compensation, stock ownership guidelines and equity holding period requirements

COMMITMENT TO GLOBAL SUSTAINABILITY AND CORPORATE CITIZENSHIP

The Corporate Governance and Nominating Committee of our Board oversees the Company's strategy on global sustainability and corporate citizenship, including evaluating the impact of Company practices on communities and individuals. The Corporate Governance and Nominating Committee also develops and recommends to the Board, and the Board reviews and approves, policies and procedures relating to the Company's global sustainability and corporate citizenship activities.

We have published a 2018 Sustainability Report which focuses on our performance with respect to global sustainability and corporate citizenship. The report contains information on climate change, water management, sustainable product packaging, food waste, food safety, responsible sourcing, fair trade, human rights, the health and well-being of our employees and the members of our communities, and animal welfare.

We have internal resources dedicated to expanding upon our 2018 Sustainability Report and ensuring that a commitment to sustainability continues to be a bedrock principle in all our operational and strategic decisions. We expect to be a leader in the way we conduct our business.

The 2018 Sustainability Report can be viewed at http://www.hain.com/company/sustainability. The 2018 Sustainability Report is not, and shall not be deemed to be, a part of this proxy statement or incorporated into any of our other filings made with the Securities and Exchange Commission ("**SEC**").

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

What is a proxy statement and why is it important?

The Hain Celestial Group, Inc.'s 2019 Annual Meeting of Stockholders (the "**Annual Meeting**") will be held on November 19, 2019. There will be certain items of business that must be voted on by our stockholders at the Annual Meeting, and our Board of Directors (sometimes referred to as the "**Board**") is seeking your proxy to vote on these items. This proxy statement contains important information about The Hain Celestial Group, Inc. and the matters that will be voted on at the Annual Meeting. Please read these materials carefully so that you have the information you need to make informed decisions. Throughout this proxy statement, we will refer to ourselves as "**we**," "**us**," "**our**," the "**Company**" or "**Hain Celestial**."

What is a proxy?

A proxy is your legal designation of another person to vote the stock that you own. The person you designate to vote your shares is also called a proxy. If you received a paper copy of our proxy materials, you also can vote using the proxy card enclosed with those materials. On our proxy card, you will find the names of the persons designated by the Company to act as proxies to vote your shares at the Annual Meeting. When you submit a valid proxy, the people named on the proxy card as proxies are required to vote your shares at the Annual Meeting in the manner you have instructed.

What are the items of business for the Annual Meeting?

The items of business for the Annual Meeting are as stated in the Notice of Annual Meeting of Stockholders and Proxy Statement. There are three matters scheduled for a vote:

- To elect the nine director nominees specified herein to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified;

- To approve, on an advisory basis, the compensation of our named executive officers ("**NEOs**") for the fiscal year ended June 30, 2019, as set forth in this proxy statement; and

- To ratify the appointment of Ernst & Young LLP as our registered independent accountants for the fiscal year ending June 30, 2020.

Who is entitled to vote?

You may vote if you owned shares of common stock of the Company as of the close of business on October 3, 2019, the record date for the Annual Meeting. On the record date, there were 104,484,187 shares of common stock outstanding and entitled to vote.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you owned as of October 3, 2019.

How can I vote my shares?

Stockholder of Record: Shares Registered in Your Name

If, on October 3, 2019, your shares were registered directly in your name with the Company's transfer agent, Continental Stock Transfer & Trust Company, then you are a stockholder of record, and our proxy materials were provided to you directly. Registered stockholders can vote any one of four ways:

- *By Internet Prior to the Annual Meeting*: Go to www.proxyvote.com until 11:59 p.m. Eastern Time on November 18, 2019 to vote using the control number you were provided on your proxy card. You will need to follow the instructions on the website.

- *By Telephone Prior to the Annual Meeting*: Call 1-800-690-6903 from the United States until 11:59 p.m. Eastern Time on November 18, 2019 to vote using the control number you were provided on your proxy card. You will need to follow the instructions given by the voice prompts.

- *By Mail Prior to the Annual Meeting*: If you received a paper copy of the proxy materials and a proxy card in the mail, you may mark, sign, date and return your proxy card in the enclosed postage-paid envelope. If you sign and return your proxy card, but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board as described in this proxy statement.

  If any other matters are properly brought up at the Annual Meeting (other than the proposals contained in this proxy statement), then the named proxies will have the authority to vote your shares on those matters in accordance with their discretion and judgment. The Board currently does not know of any matters to be raised at the Annual Meeting other than the proposals contained in this proxy statement. If you vote via the Internet or by telephone, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned a proxy card by mail.

- *In Person at the Annual Meeting*: Attend the Annual Meeting or send a personal representative with an appropriate proxy to vote at the meeting in person. For information about how to attend the Annual Meeting in person, please see "What do I need to be admitted to the Annual Meeting?" below.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or other Nominee

If, on October 3, 2019, your shares were held in an account at a broker, bank or other nominee, then you are the beneficial owner of shares held in "street name," and our proxy materials are being forwarded to you by that organization. You may vote by submitting your voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail prior to the Annual Meeting as indicated above. Please refer to the information from your broker, bank or other nominee on how to submit voting instructions.

What do I need to be admitted to the Annual Meeting?

You will need a form of personal identification (such as a driver's license) along with either your proxy card or proof of stock ownership to enter the Annual Meeting. If your shares are held beneficially in the name of a broker, bank or other nominee and you wish to be admitted to the Annual Meeting, you must present proof of your ownership of The Hain Celestial Group, Inc. stock, such as a brokerage account statement.

Can I vote at the Annual Meeting?

If you are a *stockholder of record*, you can vote at the Annual Meeting any shares that were registered in your name as the stockholder of record as of the record date. To vote in person, come to the Annual Meeting, and we will give you a ballot.

If you are a *beneficial owner*, you are not a holder of record of those shares and cannot vote them at the Annual Meeting in person unless you have a legal proxy from the holder of record. If you plan to attend in person and vote your shares held in "street name" in person at the Annual Meeting, you should request a legal proxy from your broker, bank or other nominee and bring it with you to the Annual Meeting.

Whether or not you plan to attend the Annual Meeting, we strongly encourage you to vote by proxy prior to the Annual Meeting.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted as follows:

Proposal		Vote
No. 1	Election of the nine director nominees named in this proxy statement, each to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified	**FOR** all nominees
No. 2	Advisory vote to approve NEO compensation for the fiscal year ended June 30, 2019, as set forth in this proxy statement	**FOR**
No. 3	Ratification of Ernst & Young LLP as our registered independent accountants for the fiscal year ending June 30, 2020	**FOR**

The Company does not expect that any matters other than those described in the Notice of Annual Meeting of Stockholders and Proxy Statement to be brought before the Annual Meeting. The persons appointed as proxies will vote in their discretion on any other matters that may properly come before the Annual Meeting or any postponement or adjournments thereof, including any vote to postpone or adjourn the Annual Meeting.

Can I listen to the Annual Meeting by webcast?

Yes, you can listen to the Annual Meeting by audio webcast at www.virtualshareholdermeeting.com/HAIN2019. Stockholders listening by webcast will also be able to submit questions via the webcast to a moderator during the meeting. Please note that you will not be able to vote your shares via the webcast. If you plan to listen to the meeting by webcast, please vote your shares in advance.

Who is paying for this proxy solicitation?

The Company will bear the cost of soliciting proxies. We expect that the solicitation of proxies will be primarily by mail. Proxies may also be solicited by our officers and employees, at no additional cost to us, in person, by telephone or by other means of communication. We have retained the proxy solicitation firm of MacKenzie Partners, Inc. to assist us in the distribution and solicitation of proxies, and we intend to pay a fee of approximately $14,000, plus reasonable expenses, for these services. We may reimburse custodians, nominees and fiduciaries holding our common stock for their reasonable expenses in sending proxy materials to beneficial owners and obtaining their proxy.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

How do I revoke my proxy?

If, on October 3, 2019, you are a *stockholder of record*, you may revoke your proxy if we receive your revocation at any time before the final vote at the Annual Meeting. You may revoke your proxy by sending a written notice stating that you are revoking your proxy before it is voted at the Annual Meeting to the Corporate Secretary at The Hain Celestial Group, Inc., 1111 Marcus Avenue, Lake Success, New York 11042, or by attending the Annual Meeting and voting in person.

If, on October 3, 2019, you are a *beneficial owner* of shares registered in the name of your broker, bank or other nominee, your ability to revoke your proxy depends on the voting procedures of the broker, bank or other nominee. Please follow the directions provided to you by your broker, bank or other nominee.

How are votes counted?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count "For" and "Against" votes, abstentions and broker non-votes.

 

How are broker non-votes and abstentions counted?

A "broker non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner. Broker non-votes on a proposal are not counted or deemed present or represented and entitled to vote for determining whether stockholders have approved that proposal. Therefore, broker non-votes have no effect and will not be counted towards the vote total for any proposal.

Under the rules that govern brokers who are voting with respect to shares held in "street name" and are not instructed by their client how to vote, brokers only have the discretion to vote those shares on routine matters, but not on non-routine matters. Routine matters include ratification of registered independent accountants. Non-routine matters include the election of directors and the advisory vote regarding compensation paid to our named executive officers. If you are a beneficial owner and do not provide specific voting instructions to your broker, the organization that holds your shares will not be authorized to vote on Proposal Nos. 1 and 2 and will only have discretion to vote on Proposal No. 3, the ratification of Ernst & Young LLP as our registered independent accountants for the fiscal year ending June 30, 2020.

How many votes are needed to approve each proposal?

With respect to Proposal No. 1, each director must receive a "For" vote from the majority of votes cast either in person or by proxy. Pursuant to our Amended and Restated By-Laws, this means that, in order to be elected, the number of votes "For" a director must exceed the number of votes cast "Against" that director. With respect to Proposal No. 1, shares voting "abstain" and broker non-votes have no effect.

To be approved, Proposal Nos. 2 and 3 must receive a "For" vote from the majority of votes cast either in person or by proxy and entitled to vote on such matter. With respect to Proposal Nos. 2 and 3, shares voting "abstain" and broker non-votes have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid Annual Meeting. A quorum will exist if at least a majority of the outstanding shares entitled to vote at the Annual Meeting are present in person or represented by proxy. On the record date, there were 104,484,187 shares outstanding and entitled to vote at the Annual Meeting. Thus, 52,242,094 shares must be represented in person or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker or bank) or if you vote in person at the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chair of the Annual Meeting or holders of a majority of the shares present in person or by proxy at the Annual Meeting may adjourn or postpone the Annual Meeting to another time or date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. We will publish final results in a Current Report on Form 8-K that we expect to file with the SEC within four business days of the Annual Meeting. After the Form 8-K is filed, you may obtain a copy by visiting our website or contacting our Investor Relations Department by calling (516) 587-5000 or toll free at (877) 612-4246, by writing to the Investor Relations Department, The Hain Celestial Group, Inc., 1111 Marcus Avenue, Lake Success, New York 11042 or by sending an email to investorrelations@hain.com.

PROPOSAL NO. 1 ELECTION OF DIRECTORS

General

Our Board of Directors is currently composed of nine members, all of whom will stand for re-election at the Annual Meeting. It is proposed that the nominees standing for election be elected to hold office until the next annual meeting of stockholders and until their successors are elected and qualified.

The Board has nominated, and the proxies will vote to elect, unless otherwise directed, the following individuals as members of the Board of Directors to serve until the next annual meeting of stockholders and until their respective successors are duly elected and qualified: Richard A. Beck, Dr. Celeste A. Clark, Dean Hollis, Shervin J. Korangy, Roger Meltzer, Mark L. Schiller, Michael B. Sims, Glenn W. Welling and Dawn M. Zier. Each nominee has consented to be nominated and to serve, if elected.

 **The Board of Directors unanimously recommends that you vote "FOR" the election of each of the nominees.**

Information about the Nominees

Richard A. Beck, Director

Age: 61 **Director Since:** 2019	**Board Committees:** • Audit • Corporate Governance and Nominating

Richard A. Beck has been a director since October 2019. Mr. Beck is the founder of Biltmoore Consulting, a consulting firm that advises clients in operations, supply chain optimization, logistics and general management. Prior to founding Biltmoore Consulting in 2016, Mr. Beck served as Senior Vice President, Global Operations of PepsiCo, Inc., one of the world's leading food and beverage companies, from February 2011 to April 2016. In this role, Mr. Beck established the company's global operations function and led various successful initiatives that improved productivity, drove automation, technology and global systems and improved environmental, health and safety metrics. Prior to this, Mr. Beck had served in other roles of increasing responsibility for PepsiCo from 1993 to 2011, including President/SVP of Gatorade, SVP, PepsiCo Chicago and SVP, Operations for Frito-Lay. In these roles, Mr. Beck oversaw the manufacturing and distribution of some of PepsiCo's key brands and led various productivity, environmental and sustainability initiatives. Prior to joining PepsiCo, Mr. Beck served in positions of increasing responsibility at General Electric from 1981 to 1993.

Key Attributes, Experience and Skills:

Mr. Beck brings extensive experience in the food and beverage industry. Through his various roles throughout his career, Mr. Beck has developed significant expertise in management, logistics and supply chain optimization, which make him a valuable contributor to the Board.

Celeste A. Clark, Ph.D., Director

Age: 66 **Director Since:** 2017	**Board Committees:** • Compensation • Corporate Governance and Nominating

Dr. Celeste A. Clark has been a director since September 2017. Dr. Clark is currently an adjunct professor in the Department of Food Science and Human Nutrition at Michigan State University, where she has served in such position since January 2012. She also has been the principal of Abraham Clark Consulting, LLC, a consulting firm, since November 2011 and consults on nutrition and health policy, regulatory affairs and leadership development. She previously served as Senior Vice President, Global Policy and External Affairs of Kellogg Company, a food manufacturing company, and was the Chief Sustainability Officer. She was a member of the Global Executive Management Team and had an accomplished career spanning nearly 35 years in the food industry. At Kellogg Company, she was responsible for the development and implementation of health, nutrition and regulatory science initiatives globally to ensure consistency in approach and implementation. In addition, she also led global corporate communications, public affairs, philanthropy and several administrative functions. During the past five years, she has served on the boards of several public and privately held companies including Mead Johnson Nutrition Company, a pediatric nutrition company, beginning in 2011 until being acquired by Reckitt Benckiser plc in 2017; Diamond Foods, Inc., a leading branded snacks supplier, beginning in 2014 until being acquired by Snyder's-Lance, Inc. in 2016; AdvancePierre Foods Holdings, Inc., a producer and distributor of ready-to-eat sandwiches, beginning in 2016 until being acquired by Tyson Foods, Inc. in 2017; and Omega Protein Corporation, a manufacturer of fish meal and fish oils, until being acquired in 2017. In 2018, Dr. Clark was elected to the board of directors of Wells Fargo & Company and also serves as a trustee of the W.K. Kellogg Foundation.

Key Attributes, Experience and Skills:

Dr. Clark brings significant industry experience in various nutrition, consumer products, public policy, risk management and governance matters to our Board. She also brings extensive experience on sustainability matters to the Board and serves as a key resource for our Sustainability Department. Dr. Clark has served on a number of public company boards, which have provided her with a broad understanding of the operational, financial and strategic issues facing public companies.

Dean Hollis, Director and Chair of the Board

Age: 59
Director Since: 2017

Board Committees:
- Corporate Governance and Nominating
- Strategy

Dean Hollis has been a director since September 2017 and has been Chair of the Board since December 2018. He is a senior advisor for Oaktree Capital, a $100 billion worldwide private equity firm. Prior to 2008, Mr. Hollis was President and Chief Operating Officer, ConAgra Foods, Consumer Foods and International. In that role, Mr. Hollis developed and executed a worldwide business transformation strategy, while overseeing the largest part of the ConAgra Foods portfolio, including its $12 billion consumer and customer branded businesses, consisting of over 40 global brands in 110 countries. During his 21 years with ConAgra Foods, he held many executive level positions, including: Executive Vice President, Retail Products; President, Grocery Foods; President, Frozen Foods; President, Specialty Foods; and President, Gilardi Foods. Since October 2016, he has been a director and chair of the board of SunOpta Inc., a worldwide leader in healthy foods, specializing in non-GMO and organic products. From 2008 until its 2017 sale to Tyson Foods, Mr. Hollis served as chair of the board and on the compensation committee of AdvancePierre Foods Holdings, Inc., a producer and distributor of ready-to-eat sandwiches. Until its sale to Snyder's-Lance Inc. in early 2016, he also served on the board of Diamond Foods, Inc., a leading branded snacks supplier, where he served on the audit and nominating and governance committees. Also, until its sale to Pinnacle Foods Inc. in January of 2016, Mr. Hollis served as chair of the board of directors and on the audit committee of Boulder Brands, Inc., a leader and innovator in health and wellness foods. Until October 2015, he also served on the board of Landec Corporation, a developer and marketer of patented polymer products for food, agriculture and licensed partner applications, where he chaired the compensation committee.

Key Attributes, Experience and Skills:

As a result of the various positions he has held in the food industry, Mr. Hollis brings relevant operational experience to our Board. In addition, he has served on a number of public company boards, which have provided him with a broad understanding of the operational, financial and strategic issues facing public companies.

Shervin J. Korangy, Director

Age: 44
Director Since: 2017

Board Committees:
- Audit (Chair)
- Strategy

Shervin J. Korangy has been a director since September 2017. Since May 2019, he has served as the President and Chief Executive Officer of BVI Medical, Inc. ("**BVI**"), a Texas Pacific Group portfolio company that is a global developer, manufacturer and marketer of specialty products for ophthalmic surgery. Prior to being named President and Chief Executive Officer of BVI, Mr. Korangy served as BVI's Chief Financial Officer and Head of Strategy from April 2017 to May 2019. Prior to joining BVI, Mr. Korangy served as a senior executive of Novartis Group AG, a diversified healthcare products company, from 2010 until March 2017. During his almost seven years at Novartis, he served in various international capacities spanning strategy, M&A, integrations, sales & marketing and general management including serving as the Global Head of Corporate Finance based in Switzerland as well as commercial roles in France, the United Kingdom and Ireland. Previously, he was a Managing Director at The Blackstone Group, an investment firm, which he joined in 1996. During his more than 14 years at Blackstone, he served both as an advisor in the Restructuring & Reorganization business (where he worked with companies in the telecom, manufacturing, retail and financial services industries) and as an investor in the Private Equity business (where he focused on the consumer products, financial services and packaging industries). Mr. Korangy has served on the board of directors of BVI (and as member of its compensation committee) since May 2019; Motus GI, a manufacturer and marketer of medical device products for the gastroenterology, since April 2017 (and as chairperson of its audit committee); and as a senior advisor to Sight Sciences LLC, a provider of medical devices to treat glaucoma and dry eye, since June 2011. Mr. Korangy's previous corporate board experience includes having served as a director of Pelican Rouge Group, a consumer coffee manufacturer and distributor, from 2014 to 2017 (and as chairperson of its audit committee), Pinnacle Foods Inc., a manufacturer, marketer and distributor of high-quality branded food products, from 2007 to 2009, Bayview Financial, a mortgage finance company, from 2008 to 2009, Ultra Music, a worldwide music media entity, from 2005 to 2010, and as a board observer for Graham Packaging, a leading designer and manufacturer of custom blow-molded plastic containers for consumer products. Mr. Korangy has also served on the Wharton Leadership Advisory Board, established by the Center for Leadership and Change Management at The Wharton School of the University of Pennsylvania, since January 2019.

Key Attributes, Experience and Skills:

Mr. Korangy's position as the President and Chief Executive Officer at a global company, together with his significant financial and consumer packaged goods business experience, makes him a valuable addition to our Board of Directors. In addition to his strong financial expertise, the Company values his competencies in strategy, mergers and acquisitions, integration and general management.

Roger Meltzer, Director

Age: 68
Director Since: 2000

Board Committees:
• None

Roger Meltzer has been a director since December 2000. Mr. Meltzer has practiced corporate and securities law for more than 40 years, representing clients in a range of finance transactions, including mergers, acquisitions and dispositions, public offerings and public and private placements of debt and equity securities. In February 2007, Mr. Meltzer joined the law firm of DLA Piper LLP (US) as a partner, Global Chair of the Corporate and Finance practice and a member of the firm's executive committee. Mr. Meltzer is now a member of the Global Board of DLA Piper, Co-Chair of DLA Piper LLP (Americas) and Global Co-Chair. Prior to February 2007, he was a partner and a member of the executive committee of the law firm of Cahill Gordon & Reindel LLP.

Key Attributes, Experience and Skills:

The Company values the significant legal and financial expertise Mr. Meltzer brings to the Board through his extensive experience in corporate and securities laws as well as board governance matters. As Global Co-Chair of DLA Piper, Mr. Meltzer has oversight of a global law firm with lawyers located in more than 40 countries and, therefore, brings a wealth of international experience to the Board. In addition, the Board values Mr. Meltzer's experience as the Company executes on its strategic plan to simplify its portfolio. Finally, as the long-time legal advisor to the Company, Mr. Meltzer brings in-depth knowledge about the Company's history to the Board.

Mark L. Schiller, President and Chief Executive Officer and Director

Age: 57
Director Since: 2018

Board Committees:
• Strategy (Chair)

Mark L. Schiller has been our President and Chief Executive Officer since November 2018, and has been a director since December 2018. Prior to joining the Company, Mr. Schiller served as the Executive Vice President and Chief Commercial Officer for Pinnacle Foods Inc. from May 2017 to October 2018. In this role, Mr. Schiller led Pinnacle's Grocery and Frozen segments and key commercial functions utilized across the entire organization, including sales, marketing strategy, innovation, product development, package design, commercialization, productivity, consumer insights and shopper marketing. Before he served as the Executive Vice President and Chief Commercial Officer, Mr. Schiller had served in other roles of increasing responsibility for Pinnacle including, from January 2015 to May 2017, he served as Executive Vice President and President North America Retail; from May 2013 to January 2015, he served as Executive Vice President and President Birds Eye Frozen Division; and from June 2010 to May 2013, he served as Executive Vice President and President Duncan Hines Grocery Division. Prior to joining Pinnacle, Mr. Schiller was employed by PepsiCo., Inc. from March 2002 to April 2010, where he served as the Senior Vice President of Frito Lay New Ventures, President of Quaker Foods and Snacks North America, and Senior Vice President and General Manager of Frito Lay Convenience Foods Division. From 1998 to 2002, Mr. Schiller was Chief Operating Officer and Co-President of Tutor Time Learning Systems, Inc., and, from 1996 to 1998, he served as president of Valley Recreation Products, Inc. Mr. Schiller began his career at the Quaker Oats Company in 1985 and served in various marketing, sales and supply chain roles.

Key Attributes, Experience and Skills:

Mr. Schiller brings significant experience in the consumer packaged goods industry to the Board given his tenure in the industry. Through his various roles throughout his career, he has developed extensive management leadership experience as well as strong competencies in sales, marketing strategy, innovation, product development, package design, commercialization, productivity, consumer insights and shopper marketing.

Michael B. Sims, Director

Age: 60 **Director Since:** 2019	**Board Committees:** • Audit • Compensation

Michael B. Sims has been a director since October 2019. Mr. Sims currently serves as Executive Vice President and Chief Financial Officer of Trugreen, a residential and commercial lawn care company. In this role, Mr. Sims is responsible for driving sustainable revenue and EBITDA growth through leadership of finance and supply chain management. Prior to joining Trugreen in 2019, Mr. Sims served as Senior Vice President, Chief Financial Officer and Treasurer of AdvancePierre Foods Holdings, Inc., a producer and distributor of ready-to-eat sandwiches, from 2012 until its acquisition by Tyson Foods, Inc., in 2017. In this role, Mr. Sims was responsible for the company's growth-driven, margin-expansion strategy. Prior to joining AdvancePierre Foods, Mr. Sims served in roles of increasing responsibility at Chiquita Brands International Inc., a leading international marketer and distributor of bananas, pineapples and packaged salads, from 1988 to 2012, most recently serving as the company's Senior Vice President and Chief Financial Officer from 2009 to 2012, and developed expertise in global financial operations, planning and analysis, investor relations and capital markets. Prior to that, Mr. Sims held various positions with Arthur Young & Company (n/k/a Ernst & Young LLP).

Key Attributes, Experience and Skills:

Mr. Sims brings a broad understanding of the food industry and significant financial expertise to the Board, including through his experience as CFO of multiple consumer facing businesses. The Board also values Mr. Sims' significant transactional experience, including with respect to acquisitions and divestitures.

Glenn W. Welling, Director

Age: 49 **Director Since:** 2017	**Board Committees:** • Compensation (Chair) • Strategy

Glenn W. Welling has been a director since September 2017. Mr. Welling has been the founder and Chief Investment Officer of Engaged Capital, LLC since its founding in 2012. Prior to founding Engaged Capital, Mr. Welling was a Principal and Managing Director at Relational Investors, LLC, an investment fund, which he joined in July 2008, where he was responsible for managing the fund's consumer, healthcare and utility investments. From February 2002 to May 2008, Mr. Welling was a Managing Director of Credit Suisse Group AG, an investment bank, where he also served as the Head of the Investment Banking Department's Advisory Business. Mr. Welling has been a member of the board of directors of TiVo Corporation, a provider of digital entertainment technology solutions, since May 2015, where he serves as chairperson of its compensation committee and a member of the corporate governance and nominating committee and the strategy committee. Mr. Welling served as a member of the board of directors of Jamba, Inc., a leading restaurant retailer of better-for-you food and beverage offerings, from January 2015 to September 2018, where he also served as the chairperson of its compensation committee and as a member of its finance committee. From 2015 to 2018, Mr. Welling served on the board of directors of Medifast, Inc., a manufacturer of medically based, proprietary healthy living and meal replacement products, where he was a member of the audit, compensation and mergers & acquisitions committees. Mr. Welling also serves on the Corporate Governance Advisory Council of the Council of Institutional Investors.

Key Attributes, Experience and Skills:

Mr. Welling brings significant finance, investment and consumer products experience to the Board, which makes him a valuable contributor. In addition, he has served on a number of public boards, which has provided him with a broad understanding of the operational, financial and strategic issues facing public companies.

Dawn M. Zier, Director

Age: 54 **Director Since:** 2017	**Board Committees:** • Audit • Corporate Governance and Nominating (Chair)

Dawn M. Zier has been a director since September 2017. Since March 2019, Ms. Zier has served as President and Chief Operating Officer of Tivity Health, Inc., a leading provider of fitness and health improvement programs, and also is a member of its board of directors. Ms. Zier was formerly President and Chief Executive Officer and a director of Nutrisystem, Inc., an innovative provider of weight loss programs offering a wide variety of home-delivered, nutritionally balanced meal plans, retail products and advanced digital tools, from November 2012 until its March 2019 acquisition by Tivity Health. From April 2011 until November 2012, Ms. Zier served as the President of International at Reader's Digest Association, Inc., a global media and direct marketing company. In February 2013, RDA Holdings, Co., the holding company and parent of Reader's Digest Association, filed voluntary petitions for reorganization relief pursuant to Chapter 11 of the United States Bankruptcy Code. In addition to being a member of Tivity Health's board of directors, Ms. Zier also serves on the board of directors for Spirit Airlines where she chairs the nominating and corporate governance committee and sits on the compensation committee. Over the years, she has previously served on boards and chaired committees for multiple marketing and media entities, including the Data and Marketing Association's (DMA) board from 2008 to 2015, where she was a voting director and on the executive committee.

Key Attributes, Experience and Skills:

Ms. Zier is qualified to serve on our Board based on her extensive management leadership experience, which has provided her with significant knowledge of sound corporate governance practices, as well as her international experience and financial acumen. In addition, she has significant experience in the food industry and digital marketing, which makes her a valuable contributor to the Board.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The Board of Directors

The stockholders of the Company elect the Board of Directors, whose primary responsibility is to foster the long-term health, overall success and financial condition of the Company, consistent with its fiduciary duty to our stockholders. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the stockholders. The Board oversees the members of senior management, who are charged by the Board with conducting the business of the Company. In addition, the Board has responsibility for establishing broad corporate policies and overseeing our direction, affairs and management.

Director Independence

Eight of our nine director nominees, consisting of Richard A. Beck, Celeste A. Clark, Dean Hollis, Shervin J. Korangy, Roger Meltzer, Michael B. Sims, Glenn W. Welling and Dawn M. Zier, are "independent directors" as defined in the listing standards of the Nasdaq Global Select Market ("**Nasdaq**"). Mark L. Schiller was determined not to be independent because he is our President and CEO.

Board Meetings and Attendance

The Board typically holds regular meetings at least once every quarter and holds special meetings when necessary. During the 2019 fiscal year, the Board held six meetings. We expect directors to attend Board meetings, each annual meeting of stockholders and meetings of the committees on which they serve. All directors standing for re-election who served during fiscal year 2019 attended at least 75% of the meetings of the Board and of the committees on which they served during the fiscal year. All but one of the directors standing for re-election who were also nominated for election at our last annual meeting of stockholders held on December 5, 2018 attended such annual meeting.

In addition to formal Board meetings, management holds monthly update conference calls for the benefit of the Board. While these regularly scheduled monthly update calls are not conducted as formal Board meetings, they allow the Board and management to remain in frequent contact regarding our financial performance, operations and other important matters and initiatives.

Board Leadership Structure

While our Board of Directors believes that the separation of the roles of Chairman and Chief Executive Officer is best practice, the Board believes that stockholders are best served if the Board retains flexibility to decide what leadership structure works best for the Company based on the facts and circumstances existing from time to time. However, at the present time, we have an independent Chair of the Board who is appointed annually by the independent members of the Board. The roles of Chair of the Board and CEO have been separate since the resignation of Irwin D. Simon as President, CEO and Chair of the Board in November 2018. Dean Hollis, an independent member of the Board, was appointed to replace Mr. Simon as Chair of the Board on December 5, 2018 and continues to serve in that role.

The key responsibilities of the Chair include:

- Calling meetings of the Board and independent directors;
- Setting the agenda for Board meetings in consultation with other directors, the CEO and the Corporate Secretary;
- Chairing meetings of the Board and executive sessions of the independent directors;
- Engaging with stockholders;
- Performing the other responsibilities as requested by the Board; and
- Establishing and maintaining Board culture.

Our CEO has primary responsibility for the operational leadership and strategic direction of the Company, while the Chair of the Board facilitates the Board's independent oversight of management, promotes communication between management and the Board, engages with stockholders and leads the Board's consideration of key governance matters. The Board believes its current leadership structure is appropriate at this time because it effectively allocates authority, responsibility and oversight between management and the independent members of the Board.

Board Role in Risk Oversight

Management is responsible for the Company's day-to-day risk management, and the Board's role is to engage in informed oversight of, and provide direction with respect to, such risk management. In its oversight role regarding risk management, the Board focuses on understanding the nature of our enterprise risks, including risk in our operations, finances, cyber security and the strategic direction of the Company and reviews and approves the Company's annual operating plan. The annual operating plan addresses, among other things, the risks and opportunities facing the Company. The Board receives regular updates regarding the Company's progress against its annual operating plan and reviews quarterly updates regarding the related risks and opportunities. The Board maintains control over significant transactions and decisions that require Board approval for certain corporate actions (including material acquisitions, divestitures and other material uses of the Company's capital).

The Board has delegated certain risk management oversight responsibilities to the Audit Committee and the Compensation Committee.

As part of its responsibilities as set forth in its charter, the Audit Committee is responsible for discussing with management the Company's policies and guidelines regarding risk assessment and risk management regarding the Company's major financial risk exposures and the steps management has taken to monitor and control those exposures.

The Compensation Committee regularly reviews the risk and reward structure of executive compensation plans, policies and practices. Considered in this review are program attributes deemed to help mitigate risk, including: (i) the use of multiple performance measures, balanced between short- and long-term objectives; (ii) the Compensation Committee's application of judgment when determining individual payouts; (iii) the presence of individual payout caps under plans and programs; and (iv) the Compensation Committee's ability to claw back incentive compensation based on erroneous financial statements. Based upon this review, the Compensation Committee believes that the Company's compensation programs and policies are not likely to lead to excessive risk taking that could have a material adverse effect on the Company.

Executive Sessions

Independent directors meet in executive session at regularly scheduled meetings of the Board of Directors without any members of management present. Mr. Hollis, as Chair of the Board, presides over meetings of independent directors.

Director Elections

All directors stand for election annually and are elected by a majority of the votes cast in the case of an uncontested election. Voting is not cumulative.

Director Nomination Process and Stockholder Nominations

When considering potential director nominees, the Corporate Governance and Nominating Committee reviews desired experience, skills and other qualities to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Company and the Board. In addition to these minimum requirements, the Corporate Governance and Nominating Committee evaluates director candidates based on a number of qualifications, including displayed ethical standards, integrity, sound business judgment and a willingness to devote adequate time to Board duties. Although we do not have a formal policy regarding diversity, the Corporate Governance and Nominating Committee seeks to include members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to the business of the Company. Consistent with past practices, the Board is committed to a strong and diverse membership and to a thorough process to identify those individuals who can best contribute to the Company's continued success.

The Board of Directors and the Corporate Governance and Nominating Committee begin the process of identifying and evaluating director nominees by seeking recommendations from a wide variety of contacts, including current executive officers and directors, and industry, academic and community leaders. The Board or the Corporate Governance and Nominating Committee may retain a search firm to identify and screen candidates, conduct background checks, prepare biographies for review by the Corporate Governance and Nominating Committee and the Board and assist in scheduling interviews. The Corporate Governance and Nominating Committee and one or more of our other directors interview candidates.

Richard A. Beck and Michael B. Sims were appointed to the Board on October 4, 2019, following a search process conducted by the Corporate Governance and Nominating Committee and the Board. Through that process, the Board sought to enhance and diversify the overall skills and expertise of the Board, with a focus on adding directors with relevant industry experience. Mr. Beck was recommended to the Corporate Governance and Nominating Committee by non-management members of the Board. The Corporate Governance and Nominating Committee also retained a third-party search firm to assist with the identification and evaluation of candidates. Mr. Sims, who was also previously known to non-management members of the Board, participated in the process conducted by the search firm, which helped to identify and screen candidates, prepare biographies, conduct background checks and schedule interviews. Effective October 8, 2019, Mr. Beck was appointed to the Audit Committee and the Corporate Governance and Nominating Committee, and Mr. Sims was appointed to the Audit Committee and the Compensation Committee.

The Corporate Governance and Nominating Committee's charter provides that the Committee shall consider written proposals for director nominees from stockholders in accordance with our Corporate Governance Guidelines and our Amended and Restated By-Laws. The Corporate Governance and Nominating Committee will consider candidates recommended by stockholders, and a stockholder wishing to submit a recommendation should send a letter to our Corporate Secretary at The Hain Celestial Group, Inc., 1111 Marcus Avenue, Lake Success, NY 11042. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Director Nominee Recommendation" and, in order to be considered for the 2020 annual meeting of stockholders, must be received by us no later than June 13, 2020. The letter must identify the author as a stockholder, demonstrate evidence of ownership, provide a complete listing of the candidate's qualifications to serve on the Board, the candidate's current principal occupation, most recent five-year employment history, current directorships and a statement that the proposed nominee has consented to the nomination, as well as contact information for both the candidate and the author of the letter.

In addition, our By-Laws permit stockholders who satisfy certain ownership, notice and informational requirements to submit director nominations for inclusion in the Company's proxy statement. For more information regarding this process, stockholders should consult our By-Laws as well as "Stockholder Proposals and Other Communications" below.

Committees of the Board

The Board of Directors has four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Strategy Committee. All members of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee are independent directors, as defined in the applicable listing rules for companies listed on Nasdaq. The Board of Directors has adopted a written charter for each committee, current copies of which are available on our website at www.hain.com under Investor Relations – Corporate Governance.

The Audit Committee

The Audit Committee's primary purpose is to assist the Board's oversight of (1) the integrity of the Company's financial statements, (2) the independent auditor's qualifications, independence and performance and (3) the performance of the Company's internal controls and procedures. In fulfilling its purpose, the Committee's principal duties include appointing, retaining and terminating our independent auditor, overseeing the work of and evaluating the independence of the independent auditor, reviewing with the independent auditor their reports as well as oversight responsibilities with respect to our financial statements, disclosure practices, accounting policies and procedures.

Our Audit Committee is composed of Richard A. Beck, Shervin J. Korangy, Michael B. Sims and Dawn M. Zier, with Mr. Korangy acting as chair. The Board has determined that each member of the Audit Committee (1) is "independent" as defined by applicable SEC rules and the listing standards of Nasdaq applicable to Board and committee service, (2) has not participated in the preparation of our financial statements or those of any of our current subsidiaries at any time during the past three years and (3) is able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement. In addition, the Board has determined that each of Messrs. Korangy and Sims and Ms. Zier is an "audit committee financial expert" as defined by applicable SEC rules. Audit Committee members are not permitted to serve on the audit committees of more than two other public companies. During fiscal year 2019, the Audit Committee held seven meetings. See "Report of the Audit Committee."

The Compensation Committee

The Compensation Committee reviews and approves all compensation arrangements for our CEO and our other executive officers, including employment agreements, base salaries, annual and long-term incentive arrangements, the form and amount of equity awards, and severance and change-in-control arrangements. The Compensation Committee's duties include reviewing our compensation strategy on an annual basis to ensure that such strategy supports our objectives and stockholder interests and that executive officers are rewarded in a manner consistent with such strategy.

Our Compensation Committee is composed of Celeste A. Clark, Michael B. Sims and Glenn W. Welling, with Mr. Welling acting as chair. The Board has determined that each member of the Compensation Committee is "independent" as defined by the listing standards of Nasdaq applicable to Board and committee service. During fiscal year 2019, the Compensation Committee held 16 meetings.

Our Compensation Committee is authorized to engage an independent compensation consultant with respect to executive and director compensation matters. For fiscal year 2019, the Compensation Committee engaged ClearBridge Compensation Group, LLC ("**ClearBridge**") as its independent compensation consultant. The Compensation Committee has assessed the independence of ClearBridge pursuant to the applicable Nasdaq rules and determined that its engagement does not raise any conflict of interest.

The Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee's duties require the Committee to, among other things, (1) identify individuals qualified to serve on the Board and to recommend that the Board select director nominees to be considered for election at our next annual meeting of stockholders or to be appointed by the Board to fill an existing or newly created vacancy on the Board, (2) identify members of the Board to serve on each Board committee and to serve as chair thereof and recommend each such member and chair to the Board, (3) develop and revise, as appropriate, our Corporate Governance Guidelines and recommend such guidelines or the revision of such guidelines to the Board, (4) oversee our strategy on global sustainability and corporate citizenship, including evaluating the impact of our practices on communities and individuals, (5) oversee the evaluation by the Board of itself and its committees and (6) review and assess the management succession plan for the CEO.

Our Corporate Governance and Nominating Committee is composed of Richard A. Beck, Celeste A. Clark, Dean Hollis and Dawn M. Zier, with Ms. Zier acting as chair. The Board has determined that each member of the Corporate Governance and Nominating Committee is "independent" as defined in the listing standards of Nasdaq applicable to Board and committee service. During fiscal year 2019, the Corporate Governance and Nominating Committee held six meetings.

The Strategy Committee

The Strategy Committee was established in December 2018 as a continuation of a prior "Working Group" of the Board of Directors. The purpose of the Strategy Committee is to (1) make recommendations to the Board of Directors regarding strategic alternatives for the Company, including the Company's overall strategy with respect to mergers, acquisitions and dispositions and any potential strategic transactions identified by the Board, the Strategy Committee or management from time to time, (2) provide input to the Company's management in their development of the Company's long-term corporate strategy and (3) evaluate and analyze capital allocation alternatives with management and make recommendations to the broader Board of Directors as necessary.

Our Strategy Committee is composed of Dean Hollis, Shervin J. Korangy, Mark L. Schiller and Glenn W. Welling, with Mr. Schiller acting as chair. The Board deems it critical to the effectiveness of the Strategy Committee that Mr. Schiller be a member of the committee, and membership on the Strategy Committee is therefore not limited to independent members of the Board. The Strategy Committee meets quarterly on a formal basis and generally meets weekly by conference call to discuss informal updates on the Company's strategy and potential strategic transactions. During fiscal year 2019, the Strategy Committee held two formal quarterly meetings.

Committee Composition

The members and chairs of the committees as of the date of this proxy statement are summarized in the table below:

Director	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Strategy Committee
Richard A. Beck	Member	—	Member	—
Celeste A. Clark	—	Member	Member	—
Dean Hollis	—	—	Member	Member
Shervin J. Korangy	Chair	—	—	Member
Roger Meltzer	—	—	—	—
Mark L. Schiller	—	—	—	Chair
Michael B. Sims	Member	Member	—	—
Glenn W. Welling	—	Chair	—	Member
Dawn M. Zier	Member	—	Chair	—

Board and Committee Self-Evaluations

Pursuant to our Corporate Governance Guidelines and committee charters, the Board and its committees annually conduct self-assessments. The Corporate Governance and Nominating Committee oversees the process. Self-evaluation topics generally include, among other matters, Board and committee composition and structure, effectiveness of the Board and committees, meeting agendas and governance and Board interaction with management. The Board discusses the results of each annual self-evaluation and, based on the results, implements enhancements and other modifications as appropriate. Similarly, the results of each committee evaluation are generally discussed at subsequent committee meetings for the relevant committee. Individual feedback is provided to Board members by the Chair of the Board.

Website Access to Corporate Governance Documents

We have adopted a "Code of Ethics," as defined in the regulations of the SEC, which applies to all our directors and employees, including our principal executive officer and principal financial officer. Copies of the charters for committees of our Board, as well as our Corporate Governance Guidelines and Code of Business Conduct and Ethics, are available free of charge on our website at www.hain.com under Investor Relations – Corporate Governance or by writing to Investor Relations, The Hain Celestial Group, Inc., 1111 Marcus Avenue, Lake Success, NY 11042. If the Company ever were to amend or waive any provision of its Code of Business Conduct and Ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, the Company intends to satisfy its disclosure obligations, if any, with respect to any such waiver or amendment by posting such information on its website set forth above rather than by filing a Current Report on Form 8-K. The information on our website is not, and shall not be deemed to be, a part of this proxy statement or incorporated into any of our other filings made with the SEC.

Compensation of Directors

Our compensation program for non-employee directors is designed to:

• Attract and retain highly qualified non-employee directors;

• Fairly compensate non-employee directors for work required in a company of our size and scope; and

• Align the interests of non-employee directors with those of our stockholders by paying a portion of non-employee director compensation in shares of restricted stock.

Directors who are also employees of the Company receive no additional compensation for their service on our Board. Accordingly, neither Mark L. Schiller, our current President and CEO, nor Irwin D. Simon, our former President and CEO, received any compensation for their service on the Board.

Each year, the Compensation Committee and our Board review and determine compensation for our non-employee directors. Annual compensation covers the period of service between annual meetings of stockholders, with annual reviews and determinations coinciding with the timing of the annual meeting. Each non-employee director may elect to forgo any cash payments and receive their entire board compensation in the form of restricted stock. All non-employee directors who were elected at the 2018 annual meeting of stockholders elected to receive 100% of their compensation for the service period from the 2018 annual meeting to the 2019 Annual Meeting in the form of restricted stock.

The compensation program for our non-employee directors covering the period from our 2018 annual meeting to the 2019 Annual Meeting is as follows:

Compensation Component	Amount ($)
Annual base retainer for all non-employee directors	53,000
Additional annual fee for Chair of the Board	100,000
Additional annual fee for Chair of Audit Committee	20,000
Additional annual fee for Chair of Compensation Committee	15,000
Additional annual fee for Chair of Corporate Governance and Nominating Committee	10,000
Additional annual fee for non-chair committee members (Audit, Compensation, Corporate Governance and Nominating, and Strategy Committees)	5,000
Annual base restricted stock award for all non-employee directors	170,000

Fiscal Year 2019 Director Compensation

The following table sets forth the compensation paid by us to our non-employee directors during the fiscal year ended June 30, 2019.

Name*	Fees Earned or Paid in Cash [1] ($)	Stock Awards [2,3] ($)	Total ($)
Celeste A. Clark	60,500	170,000	230,500
Dean Hollis	110,500	170,000	280,500
Shervin J. Korangy	68,000	170,000	238,000
Roger Meltzer	53,000	170,000	223,000
Glenn W. Welling	68,000	170,000	238,000
Dawn M. Zier	63,000	170,000	233,000
Andrew R. Heyer**	78,000	170,000	248,000
Adrianne Shapira**	24,972	—	24,972
Jack L. Sinclair**	58,000	170,000	228,000
Lawrence S. Zilavy**	29,277	—	29,277

* Directors who are also employees of the Company receive no additional compensation for their service on our Board. Accordingly, neither Mark L. Schiller, our current President and CEO, nor Irwin D. Simon, our former President and CEO, received any compensation for their service on the Board. Compensation paid to Messrs. Schiller and Simon in connection with their employment is set forth in the Summary Compensation Table on page 38.

** Ms. Shapira and Mr. Zilavy did not stand for re-election at the 2018 annual meeting of stockholders, and accordingly they served as non-employee directors through December 5, 2018. Mr. Heyer resigned as a member of the Board effective April 30, 2019, and Mr. Sinclair resigned as a member of the Board effective June 21, 2019. In connection with their departures, the Board approved the acceleration of the vesting of unvested restricted stock held by Ms. Shapira and Messrs. Zilavy, Heyer and Sinclair, upon the effective date of their respective departures.

1   Each non-employee director may elect to receive his or her annual base retainer and any additional annual fees in the form of restricted stock. All non-employee directors who were elected at the 2018 annual meeting of stockholders elected to receive 100% of their compensation for the service period from the 2018 annual meeting to the 2019 Annual Meeting in the form of restricted stock.

   Under SEC rules, cash fees forgone at the election of a director for which equity compensation was instead received are included in the Fees Earned or Paid in Cash column. Of the amounts reported in the Fees Earned or Paid in Cash column, the following amounts were forgone by the non-employee directors and instead received in the form of restricted stock: Celeste A. Clark ($60,500), Dean Hollis ($110,500), Shervin J. Korangy ($68,000), Roger Meltzer ($53,000), Glenn W. Welling ($68,000), Dawn M. Zier ($31,500), Andrew R. Heyer ($55,500) and Jack L. Sinclair ($58,000).

2   The amounts shown in the Stock Awards column represent the grant date fair value of stock awards granted during the fiscal year, calculated in accordance with ASC Topic 718. The assumptions used by the Company in calculating these amounts are included in Note 14 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2019.

   The amounts shown in the Stock Awards column omit cash fees elected to be received in the form of restricted stock, which fees are reported in the Fees Earned or Paid in Cash column. See footnote 1 above. Accordingly, the amounts shown in the Stock Awards column represent the value of the annual base restricted stock award for non-employee directors.

3   The total number of shares underlying outstanding stock awards for each non-employee director as of June 30, 2019 was as follows: Celeste A. Clark (18,265 shares), Dean Hollis (23,999 shares), Shervin J. Korangy (19,125 shares), Roger Meltzer (21,396 shares), Glenn W. Welling (19,125 shares) and Dawn M. Zier (17,018 shares). All such awards are in the form of restricted stock.

Director Stock Ownership Guidelines

The Board strongly believes that the directors should have a meaningful ownership interest in the Company and, to that end, has implemented stock ownership guidelines for our directors. The ownership guidelines require directors to own, at a minimum, the value of five times the annual cash compensation (excluding additional cash compensation to committee chairs and members) in shares of Hain Celestial common stock within the later of five years after a director is first elected to the Board or five years after the implementation of the guidelines. All directors are currently in compliance with the guidelines or are expected to meet the stock ownership guidelines within the five-year period.

MANAGEMENT

Executive Officers

The following information describes the background and business experience of our executive officers as of the date of this proxy statement:

Mark L. Schiller, President and Chief Executive Officer

Age: 57

A description of Mr. Schiller's background and business experience is provided under "Proposal No. 1 Election of Directors" which begins on page 7.

James M. Langrock, Executive Vice President and Chief Financial Officer

Age: 54

Mr. Langrock has served as our Executive Vice President and Chief Financial Officer since June 2017. Prior to his appointment to that role, Mr. Langrock served as Senior Vice President, Finance and Treasurer of the Company from November 2015 to June 2017. Prior to that, from 2008 until joining the Company in November 2015, Mr. Langrock served as Executive Vice President and Chief Financial Officer of Monster Worldwide, Inc., a multi-national global online recruiting solutions company, where he oversaw all financial operations of the company, including budgeting, cost savings initiatives, mergers and acquisitions and divestitures. Previously, Mr. Langrock served in senior finance positions at Motorola, Inc., including Chief Financial Officer of Motorola's Enterprise Mobility Division subsequent to Motorola's acquisition of Symbol Technologies, where he served as Head of Internal Audit and Chief Accounting Officer, as well as a Senior Manager at Arthur Andersen LLP.

Christopher J. Boever, Executive Vice President and Chief Customer Officer

Age: 52

Mr. Boever has served as our Executive Vice President and Chief Customer Officer since January 2019. In this role, Mr. Boever is responsible for driving the Company's sales and customer agenda in the United States, as well as helping ensure the Company transforms its innovation capabilities. Mr. Boever has more than 20 years of consumer packaged foods industry experience. From 2011 to January 2018, Mr. Boever was Executive Vice President, Chief Customer Officer and President of Foodservice of Pinnacle Foods Inc., where he was responsible for overseeing its multi-billion dollar businesses to reshape and reinvigorate growth. Prior to Pinnacle, Mr. Boever served in roles of increasing responsibility in strategic planning, operations management and sales at ConAgra Brands, Inc. from 2007 to 2011 and at Hormel Foods Corporation from 1991 to 2007.

Kevin McGahren, President, North America

Age: 58

Mr. McGahren has served as our President, North America since May 2019. In this role, Mr. McGahren is responsible for leading the Company's teams in North America including marketing and research and development. Mr. McGahren has over 30 years of industry experience in driving value creation at both public companies and in private equity backed ventures. He was most recently the Chief Executive Officer of Dancing Deer Baking Company, a private equity backed natural dessert and snack company, from April 2016 to January 2019. Prior to that, he was the President of American Beverage Corporation, a juice drink and cocktail company, from 2011 to July 2015. From 2005 to 2010, Mr. McGahren was President, North American Branded Group of Royal Wessanen, a multinational food company, in a role that included founding and managing PANOS brands, a specialty and natural foods company. Earlier in his career, he held a series of leadership roles across multiple brands at Kraft Foods, including the Vice President of Marketing for Nabisco Cookies in which he had responsibility for Kraft's largest snack foods business.

Kristy Meringolo, Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

Age: 38

Ms. Meringolo has served as our Senior Vice President, General Counsel and Chief Compliance Officer since April 2018, and was appointed as Corporate Secretary in May 2019. Ms. Meringolo oversees all legal affairs of the Company as well as corporate compliance initiatives. She previously served as Senior Vice President, Senior Litigation Counsel and Chief Compliance Officer of the Company from April 2017 to April 2018. Prior to that, from 2011 until joining the Company in April 2017, Ms. Meringolo worked at Avon Products, Inc. in a series of roles of increasing responsibility, with her most recent role as Vice President, Associate General Counsel, Litigation, Marketing and Intellectual Property where she oversaw legal responsibilities for a variety of matters including litigation, government investigations and providing counsel to the Ethics and Compliance team. Previously, Ms. Meringolo was an attorney at the law firm DLA Piper LLP (US), where she practiced litigation law and advised clients on corporate compliance initiatives.

Jeryl Wolfe, Executive Vice President and Chief Supply Chain Officer

Age: 59

Mr. Wolfe has served as our Chief Supply Chain Officer since April 2019. In this role, Mr. Wolfe is responsible for leading the Company's supply chain organization including supply chain planning, logistics, contract management, continuous improvement, plant operations and procurement. Mr. Wolfe has over 30 years of supply chain leadership experience. Prior to joining the Company, from November 2017 to April 2019, Mr. Wolfe was a Senior Advisor at AlixPartners, a consulting firm. From December 2014 to October 2017, he was Chief Executive Officer and Founder of Vivanda, Inc., a food-industry technology business dedicated to bringing consumers, manufacturers and retailers closer together using data analytics. From 2000 to December 2014, Mr. Wolfe served in roles of increasing responsibility at food company McCormick & Company, Incorporated, most recently as CIO, Connected Commerce Executive from 2011 to December 2014. Before joining McCormick, Mr. Wolfe was a partner at the accounting and consulting firm Ernst & Young (now EY). He began his career as a founding member of supply-chain software and consulting start-up Manugistics Group, Inc.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis ("**CD&A**") explains our overall compensation philosophy and approach, describes the material components of our executive compensation programs and details the determinations made by the Compensation Committee for the compensation awarded with respect to the Company's fiscal year ended June 30, 2019 to the following current and former executive officers ("**named executive officers**" or "**NEOs**"):

Executive	Position
Mark L. Schiller	President and Chief Executive Officer
James M. Langrock	Executive Vice President and Chief Financial Officer
Christopher J. Boever	Executive Vice President and Chief Customer Officer
Kevin McGahren	President, North America
Kristy Meringolo	Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer
Irwin D. Simon [1]	Former President and Chief Executive Officer
Denise M. Faltischek [2]	Former Executive Vice President and Chief Strategy Officer, Corporate Secretary

1   Mr. Simon resigned as President and CEO effective November 4, 2018, in accordance with a Succession Agreement dated June 24, 2018 between Mr. Simon and the Company. Mr. Simon is an NEO for the fiscal year ended June 30, 2019 under SEC rules.
2   Ms. Faltischek served as Executive Vice President and Chief Strategy Officer, Corporate Secretary until May 2019 and thereafter served as a non-executive employee until her departure from the Company in August 2019. Ms. Faltischek is an NEO for the fiscal year ended June 30, 2019 under SEC rules.

Executive Overview

Our mission has continued to evolve since our founding in 1993, with health and wellness being the core tenet. We continue to be a leading marketer, manufacturer and seller of organic and natural, "better-for-you" products. We are committed to growing responsibly while continuing to implement environmentally sound business practices and manufacturing processes.

Fiscal year 2019 was a year of tremendous transformation for the Company. The Board determined that our business had become highly complex and that the Company required a leader with expertise in operational strategy to evaluate the Company's operations and brand portfolio. In November 2018, the Company hired a new President and CEO, Mark L. Schiller, a senior executive and veteran in consumer packaged goods, with a proven track record of building operational capability to lead the Company's transformation. The Board supported Mr. Schiller's comprehensive review of the Company, which included all areas of its business. The Board collaborated with Mr. Schiller to recruit and build an experienced, world-class management team who together evaluated the Company's operational challenges and implemented a transformational strategy for the Company to accelerate change and drive sustainable, profitable growth.

The compensation approach of the Board and the Compensation Committee in fiscal year 2019, commencing with Mr. Schiller's hiring, was designed to ensure the Company has the right leadership team in place to develop and execute the required transformational strategy, while aligning compensation with Company performance and thereby aligning the interests of Mr. Schiller and the other NEOs with stockholder interests.

In fiscal year 2019, the Company set forth its strategy, strengthened its executive leadership team and launched a comprehensive, multi-faceted plan to start to deliver its key business objectives for success. While the Company is in the early stages of progress, we have already experienced significant sequential improvement in our quarterly performance since we began our transformation. We believe we have laid the appropriate groundwork to implement our strategy for success and a path toward profitable growth.

Stockholder Feedback on Compensation and Response to Say on Pay Vote

Our Board, the Compensation Committee and our management team value stockholder perspectives on our executive compensation program and consider the outcome of the annual stockholder advisory vote on executive compensation – the "Say on Pay" vote. At our 2018 annual meeting of stockholders in December 2018, the compensation of our named executive officers was approved by approximately 50.6% of votes cast. We strive for significantly higher support from our stockholders in Say on Pay votes and have taken considerable measures in response to last year's vote. Based on our discussions with our stockholders, we believe the overriding factor that caused a significant percentage of our stockholders to vote against the Say on Pay proposal was the severance paid to our former President and CEO arising out of his legacy employment agreement, which was entered into before the current members of the Compensation Committee joined our Board of Directors. At the same time, we received consistently positive feedback from stockholders regarding the changes the Compensation Committee has made to the Company's pay practices, specifically the compensation package approved by the Compensation Committee for Mr. Schiller in October 2018, underscoring that the 2018 Say on Pay vote was not a result of stockholder concerns about Mr. Schiller's compensation. Our key takeaways from stockholders were that we need to continue to move away from severance and change-in-control agreements that provide for payouts like the one to our former President and CEO and that we should incorporate several of the features of Mr. Schiller's compensation package into our overall program, including his long-term incentive award which is a three-year front-loaded performance share unit ("**PSU**") award with rigorous compound annual Total Shareholder Return ("**TSR**") performance goals.

The current members of our Board, Compensation Committee and management team have carefully considered this feedback and have redesigned the Company's compensation program to implement improved practices and elements in the compensation packages of our existing executive officers. For example, the Compensation Committee (1) implemented a standard severance structure for all NEOs which excludes the value of long-term incentive awards and has determined not to enter into future severance arrangements that include the value of long-term incentive awards, (2) restructured our form of change-in-control agreement for all NEOs to include market-typical provisions and (3) designed the 2019-2021 Long-Term Incentive Plan ("**2019-2021 LTIP**") for NEOs to mirror the terms of Mr. Schiller's long-term incentive award. These changes, and other actions taken by the Compensation Committee since the beginning of fiscal year 2019, are highlighted below under "Key Compensation Committee Actions."

We believe we are uniquely situated with respect to having insight into stockholder perspectives on executive compensation. The Chair of our Compensation Committee, Glenn W. Welling, is the principal of Engaged Capital, LLC ("**Engaged Capital**"), which beneficially owns approximately 20.2% of our outstanding common stock and is our largest stockholder. Accordingly, we have the benefit of inherent alignment of our major compensation decisions with the interests of stockholders.

In addition to the input we receive from Mr. Welling and Engaged Capital, members of our management team and Board engage with our institutional stockholders in meetings and calls throughout the year. During fiscal year 2019, we held telephonic and in-person meetings with 44 stockholders who collectively held approximately 65% of our outstanding common stock. Our Compensation Committee Chair participated in substantially all meetings that were focused on executive compensation, and in certain of those meetings additional independent members of our Board participated. Topics of discussion in these meetings typically included the Compensation Committee's choice of performance measures for awards issued under our Annual Incentive Plan and Long-Term Incentive Plan, the relationship between the performance measures and our long-term strategy, and the payout terms of equity awards.

Key Compensation Committee Actions

The following table highlights specific actions taken by the Compensation Committee since the beginning of fiscal year 2019, including actions taken in response to last year's Say on Pay vote and the feedback we received from stockholders during fiscal year 2019.

Item	Key Compensation Committee Actions Since the Beginning of Fiscal Year 2019
Fiscal Year 2019 Peer Group	• Adopted a new peer group, more closely aligned with Hain Celestial's size and industry • New peer group represents a **40% decrease in median revenue** vs. prior peer group, to better approximate Hain Celestial's size
CEO Compensation Levels	• New CEO compensation package developed using the peer median • New CEO annualized **target total direct compensation* over 70% lower** than prior CEO

CEO Employment Agreement	• New CEO employment agreement terms are aligned with market practice and do not include certain provisions from prior CEO contract; for example:
	
	  • *Eliminated certain cash severance triggers* (death, disability and voluntary termination)
	
	  • *Reduced cash severance* in the case of a qualifying termination not in connection with a change in control, specifically:
	
	    • Prior CEO severance was three times the sum of cash compensation and long-term incentive
	
	    • New CEO severance is two times cash compensation (base salary plus target annual bonus)
	
	  • Modified change-in-control vesting provisions from **"single trigger" to "double trigger"**
	
	  • *No significant perquisites expected in fiscal year 2020* (new CEO only received one-time relocation and legal expenses associated with CEO hire)

Long-Term Incentive Plan Design	• *LTIP grants* for CEO and all NEOs are 100% performance-based*, tied to rigorous Total Shareholder Return ("**TSR**") goals
	
	  • *No award earned if three-year compound annual TSR is below 15%*; 35% compound annual TSR required to earn the maximum award
	
	  • *Three-year front-loaded awards*, with intention that no additional awards will be granted to NEOs for fiscal years 2019 to 2021, which aligns NEO compensation with the Company's turnaround strategy

Additional Items	• Implemented **standard severance structure and change-in-control agreement for NEOs** with market-typical provisions • *Eliminated auto allowance* effective for fiscal year 2020, resulting in no significant perquisites expected for NEOs in fiscal year 2020 • *Expanded clawback policy* to apply to cash and equity incentive compensation; previous policy applied to equity only

*   Excludes CEO sign-on restricted stock award.

Compensation Philosophy and Objectives

Compensation Philosophy

We believe a majority of the compensation for our NEOs should be dependent on the success of our Company so that the interests of our NEOs are aligned with the long-term interests of our stockholders. Accordingly, a majority of executive compensation is designed to be "at risk" and dependent on achieving quantitative performance goals. The Compensation Committee reviews our compensation design and philosophy on at least an annual basis to ensure that our executive compensation program continues to support the Company's strategy, objectives and stockholder interests.

Executive Compensation Program Objectives

We provide a competitive total compensation package to our executive management team through a combination of base salary, annual incentives, long-term incentives and other compensation, as well as severance and change-in-control arrangements.

The primary objectives of our executive compensation program are to:

• Attract, motivate and retain key employees with outstanding talent and ability;

• Align the interests of our executives with the interests of our stockholders;

• Reward performance, with a meaningful portion of compensation tied to Company goals;

• Promote the creation of long-term stockholder value; and

• Structure executive compensation in a manner that promotes our strategic, financial and operating performance objectives, without encouraging unnecessary or excessive risk taking.

Our compensation elements are designed to achieve the objectives set forth above as follows:

• Base salary and benefits are designed to attract and retain executives by providing regular and continued payments that are appropriate for their position, experience and responsibilities;

• Annual performance-based awards are designed to focus our executives on objectives each year that are generally operational and drive specific performance needed to achieve short-term targets that are part of our long-term growth and profitability goals;

• Long-term incentives are designed to align our executives' interests with those of our stockholders and to motivate executives to generate value for our stockholders over the long term; and

• Severance and change-in-control arrangements are designed to mitigate the distraction of our key executives when faced with a potential change in control or other possible termination situations and to facilitate our ability to attract and retain executives as we compete for talented individuals in a marketplace where such protections are commonly offered.

Executive Compensation Practices at a Glance

What We Do ✓	What We Do NOT Do ✗
✓ **DO** align annual incentive pay and performance by linking annual incentive compensation to the achievement of performance goals tied to Company strategic objectives	✗ **NO** guaranteed cash incentives, equity compensation or salary increases for NEOs
✓ **DO** align long-term incentive pay and performance by linking 100% of long-term compensation to the achievement of rigorous TSR goals	✗ **NO** single trigger acceleration of equity awards granted since the beginning of fiscal year 2019
✓ **DO** cap payouts for annual incentive and LTIP awards	✗ **NO** acceleration of performance-based equity awards without regard to performance goals, with any acceleration upon a qualifying termination of employment subject to proration as well as the attainment of performance goals measured through the date of the acceleration event
✓ **DO** maintain rigorous stock ownership guidelines (6x base salary for the CEO, 3x base salary for Executive Vice Presidents, 2x base salary for other executive officers and 5x annual cash compensation (excluding additional cash compensation to committee chairs and members) for non-employee directors)	✗ **NO** executive pension or executive retirement plans for any of our NEOs
✓ **DO** maintain a clawback policy with respect to cash and equity incentive compensation	✗ **NO** compensation or incentives that encourage unnecessary or excessive risk taking

What We Do ✓	What We Do NOT Do ✗
✓ **DO** conduct annual compensation review and approval of our compensation philosophy and strategy	✗ **NO** tax gross ups
✓ **DO** appoint a Compensation Committee comprised solely of independent directors	✗ **NO** pledging of any of our securities by directors or executive officers (adopted Anti-Pledging Policy)
✓ **DO** use an independent compensation consultant engaged by our Compensation Committee	✗ **NO** hedging or derivative transactions involving our securities (adopted Anti-Hedging Policy)
✓ **DO** have a majority of executive compensation at risk based on corporate performance	✗ **NO** significant perquisites, as legacy arrangements have been phased out

Target Annual Compensation Mix

The following charts show the mix of fixed and at risk target annual compensation for our CEO and for our other current NEOs as a group (Messrs. Langrock, Boever and McGahren and Ms. Meringolo). Fixed compensation represents annual base salaries in effect for fiscal year 2019. At risk compensation is comprised of target annual bonuses (without proration) under the Annual Incentive Plan ("**AIP**") and the annual value of the NEOs' three-year front-loaded PSU awards under the Long-Term Incentive Plan ("**LTIP**"). AIP and LTIP awards are at risk because they are dependent on achieving quantitative performance goals. The CEO's sign-on restricted stock award is excluded as it was a one-time award that is not considered to be annual compensation.



Fixed vs. At Risk Compensation – CEO

20%

80%

■ Fixed ■ At Risk



Fixed vs. At Risk Compensation – Other Current NEOs

41%

59%

■ Fixed ■ At Risk

How Executive Pay is Established

Role of the Compensation Committee

The Compensation Committee reviews and approves all compensation arrangements for our CEO and our other executive officers, including employment agreements, base salaries, annual and long-term incentive arrangements, the form and amount of equity awards, and severance and change-in-control arrangements. The Compensation Committee's duties include reviewing our compensation strategy on an annual basis to ensure that such strategy supports our objectives and stockholder interests and that executive officers are rewarded in a manner consistent with such strategy.

Our Compensation Committee is authorized to engage an independent compensation consultant to assist the Compensation Committee with its roles and responsibilities. The Compensation Committee engaged ClearBridge Compensation Group, LLC ("**ClearBridge**") as its independent compensation consultant during the third quarter of fiscal year 2018, and ClearBridge's engagement remained in effect throughout fiscal year 2019.

Role of Management

From time to time, members of our Human Resources, Finance and Legal departments work with our CEO to recommend certain terms of our compensation plans and programs to the Compensation Committee, to develop financial and other goals that are utilized under those programs and to prepare analyses to assist the Compensation Committee in making its decisions.

Our CEO makes recommendations to the Compensation Committee regarding compensation determinations for other executive officers. Our CEO is subject to the same Company performance goals as our other executive officers, all of which are determined and approved by the Compensation Committee.

Benchmarking

A key objective of our executive compensation program is to ensure that total direct compensation is competitive with the companies against which we compete for talent. The Compensation Committee uses compensation data from a peer group as general guidance and as one of many factors that inform its judgment of appropriate compensation parameters for target compensation levels. When using peer group data, the Compensation Committee references the 50th percentile, recognizing that the specific positioning for each NEO is determined on a case-by-case basis considering multiple factors.

Fiscal Year 2019 Peer Group

Each year, the Compensation Committee evaluates its previously-selected peer group and determines which companies best reflect the Company's competitors for talent. During the third quarter of fiscal year 2018, the Compensation Committee, with the assistance of ClearBridge, conducted its annual evaluation and developed a new peer group that is more in line with the Company's industry and size. In assisting with the development of the new peer group, ClearBridge utilized the following screening criteria as instructed by the Compensation Committee: enterprise value, revenue and companies in the food and personal care products industry.

The table below sets forth our fiscal year 2019 peer group, including the enterprise value, historical revenue and enterprise value-to-revenue ratio for each of the companies as of June 30, 2018, as well as the peer group percentiles. The Company is approximately at the median of the peer group for all measures.

($MM) Company	Enterprise Value (6/30/2018)	Revenue (Last 4Q)	EV/Rev. Ratio	Industry
1 Post Holdings, Inc.	$13,060	$6,076	2.1	Packaged Foods and Meats
2 Lamb Weston Holdings, Inc.	$12,439	$3,424	3.6	Packaged Foods and Meats
3 Pinnacle Foods Inc.*	$10,431	$3,154	3.3	Packaged Foods and Meats
4 TreeHouse Foods, Inc.	$ 5,345	$6,186	0.9	Packaged Foods and Meats
5 Flowers Foods, Inc.	$ 5,191	$3,940	1.3	Packaged Foods and Meats
6 Darling Ingredients Inc.	$ 5,005	$3,611	1.4	Agricultural Products
7 Prestige Consumer Healthcare Inc.	$ 3,997	$1,039	3.8	Pharma (Personal Products)
8 B&G Foods, Inc.	$ 3,970	$1,714	2.3	Packaged Foods and Meats
9 Edgewell Personal Care Company	$ 3,907	$2,262	1.7	Personal Products
10 Revlon, Inc.	$ 3,799	$2,621	1.4	Personal Products
11 Lancaster Colony Corporation	$ 3,616	$1,223	3.0	Packaged Foods and Meats
12 Fresh Del Monte Produce Inc.	$ 2,993	$4,285	0.7	Agricultural Products
13 Helen of Troy Limited	$ 2,862	$1,519	1.9	Household Appliances
14 J&J Snack Foods Corp.	$ 2,727	$1,154	2.4	Packaged Foods and Meats
15 United Natural Foods, Inc.	$ 2,613	$9,975	0.3	Food Distributors
16 SunOpta Inc.	$ 1,266	$1,245	1.0	Packaged Foods and Meats
Peer 75th Percentile	$ 5,230	$4,026	2.5	
Peer 50th Percentile	$ 3,938	$2,887	1.8	
Peer 25th Percentile	$ 2,960	$1,450	1.2	
The Hain Celestial Group, Inc.	**$ 3,862**	**$2,458**	**1.6**	**Packaged Foods and Meats**

*   Pinnacle Foods Inc. was acquired by Conagra Brands Inc. in October 2018.

 

Fiscal Year 2020 Peer Group

During the fourth quarter of fiscal year 2019, the Compensation Committee, with the assistance of ClearBridge, conducted its annual evaluation of the Company's peer group to be used in connection with fiscal year 2020 compensation determinations. The Compensation Committee and ClearBridge evaluated existing peer group companies and potential new peer group companies with respect to enterprise value, revenue and industry, including changes thereto resulting from M&A activity. Based on those criteria, the Compensation Committee replaced Darling Ingredients Inc., Helen of Troy Limited, Lamb Weston Holdings, Inc., Pinnacle Foods Inc. and United Natural Foods, Inc. with Hostess Brands, Inc. and The Simply Good Food Company. Following these changes, our peer group for fiscal year 2020 is as follows:

- B&G Foods, Inc.
- Edgewell Personal Care Company
- Flowers Foods, Inc.
- Fresh Del Monte Produce Inc.
- Hostess Brands, Inc.
- J&J Snack Foods Corp.
- Lancaster Colony Corporation

- Post Holdings, Inc.
- Prestige Consumer Healthcare Inc.
- Revlon, Inc.
- The Simply Good Food Company
- SunOpta Inc.
- TreeHouse Foods, Inc.

New CEO Compensation Package

Mr. Schiller was hired as our new President and CEO on November 5, 2018. As discussed above, in designing and approving Mr. Schiller's compensation package, the Board and the Compensation Committee sought to incentivize Mr. Schiller to develop and execute the transformational business and operational strategy required for the Company. At the same time, the Board and the Compensation Committee ensured that a majority of Mr. Schiller's compensation opportunity was aligned with Company performance and with stockholder interests. In valuing Mr. Schiller's total potential compensation, the Board and the Compensation Committee sought to position his target total compensation approximating the median annual CEO compensation of the Company's peer group. In valuing Mr. Schiller's compensation for this purpose, the Board and the Compensation Committee considered the annualized value of Mr. Schiller's performance share unit award over three years.

The primary elements of Mr. Schiller's compensation package were as follows:

- *Annual base salary* – $900,000;
- *Annual cash incentive opportunity* – target award of 125% of base salary and maximum award of 250% of base salary;
- *Sign-on restricted stock* – 78,555 shares, valued at $2,000,000, vesting in three equal annual installments; and
- *Three-year front-loaded performance share units* – target of 350,000 shares and maximum of 1,050,000 shares.

Each of these elements is discussed in further detail below. Additional aspects of Mr. Schiller's employment agreement are summarized under "Potential Payments upon Termination or Change in Control" which begins on page 42.

New CEO Base Salary

The Board and the Compensation Committee approved a base salary of $900,000 for Mr. Schiller, representing a more than 50% reduction to our CEO base salary from Mr. Simon's $1,981,200 base salary. In establishing Mr. Schiller's base salary at $900,000, the Board and the Compensation Committee considered the compensation required to attract Mr. Schiller to the Company, as well as CEO base salaries among the members of the Company's peer group.

New CEO Annual Cash Incentive Opportunity

Mr. Schiller's employment agreement provides for an annual cash incentive opportunity, with a target award of 125% of his base salary and a maximum award of 250% of his base salary, based on achievement of performance goals established by the Compensation Committee. In establishing Mr. Schiller's annual cash incentive opportunity, the Board and the Compensation Committee considered the compensation required to attract Mr. Schiller to the Company, as well as CEO total compensation among the members of the Company's peer group. Mr. Schiller's fiscal year 2019 cash incentive opportunity and payout are described below under "NEO Annual Incentive Plan."

New CEO Sign-On Restricted Stock Award

As part of Mr. Schiller's hiring, the Board and the Compensation Committee approved a grant to Mr. Schiller of a time-based restricted stock award with a value equal to $2,000,000 based on the closing price of the Company's common stock on Mr. Schiller's start date with the Company. This resulted in a grant on November 5, 2018 of 78,555 shares of restricted stock that are scheduled to vest in three equal installments on November 5, 2019, November 5, 2020 and November 5, 2021. Mr. Schiller is required to retain ownership of all shares that vest under the award (net of any shares withheld to satisfy tax withholding obligations) until November 5, 2021, the third anniversary of the grant date, or until the earlier termination of his employment or change in control of the Company. Vesting of the restricted stock may be accelerated upon certain qualifying terminations of employment, including certain qualifying terminations in connection with a change in control of the Company. See "Potential Payments upon Termination or Change in Control" beginning on page 42.

In determining to grant the sign-on restricted stock award, the Board and the Compensation Committee considered the compensation required to attract Mr. Schiller to the Company, as well as CEO total compensation among the members of the Company's peer group.

New CEO Three-Year Front-Loaded Performance Share Unit Award

Background

The Board and the Compensation Committee determined that a majority of Mr. Schiller's compensation opportunity for fiscal years 2019 through 2021 would be contingent upon the Company achieving exceptional performance over that period. Accordingly, the Board and the Compensation Committee approved a grant to Mr. Schiller of a three-year front-loaded PSU award (the "**CEO PSU Award**") with rigorous performance goals for three-year compound annual TSR over a performance period from November 6, 2018 to November 6, 2021 (the "**PSU Performance Period**").

The CEO PSU Award represents three years' worth of long-term incentive value, front loaded into a single award granted at the time of Mr. Schiller's hiring. This structure aligns with the Company's turnaround strategy, which involves a focus on longer-term, sustainable improvements that directly drive stockholder value. The Compensation Committee determined that a three-year front-loaded award is the most appropriate structure to align Mr. Schiller with stockholders over the duration of the expected turnaround period. It is the intention of the Board and the Compensation Committee that Mr. Schiller will next be eligible to receive long-term incentive awards or other equity awards commencing in fiscal year 2022. Accordingly, the Compensation Committee believes it is helpful in evaluating Mr. Schiller's compensation to spread the value of the CEO PSU Award equally across fiscal years 2019, 2020 and 2021. See the Adjusted Fiscal Year 2019 Total column in the Summary Compensation Table on page 38.

Terms of the CEO PSU Award

The target payout under the CEO PSU Award is 350,000 shares of common stock, and the maximum payout is 1,050,000 shares of common stock. If the target level of performance is not achieved, then there is no payout. The performance goals under the CEO PSU Award represent pre-established compound annual TSR levels. Compound annual TSR is determined by measuring the compound annual growth rate over the PSU Performance Period, expressed as a percentage, from the closing stock price on the grant date ($26.13) to the average closing share price over the final 60 trading days of the PSU Performance Period, plus reinvested dividends over the PSU Performance Period.

Total shares earned under the CEO PSU Award will range from 0% to 300% of the target award amount based on actual performance as follows (implied target share prices assume no dividends):

Compound Annual TSR Over PSU Performance Period	Implied Target Share Price	Percentage of Target Award Amount Earned	Number of Shares Earned
Less than 15%	Less than $39.74	0%	0
At least 15% but below 20%	$39.74	100%	350,000
At least 20% but below 25%	$45.15	150%	525,000
At least 25% but below 30%	$51.04	200%	700,000
At least 30% but below 35%	$57.41	250%	875,000
At least 35%	$64.29	300%	1,050,000

Any shares earned under the CEO PSU Award (net of any shares withheld to satisfy tax withholding obligations) must be held until the earlier of twelve months after vesting, a qualifying termination of employment or a change in control of the Company.

Vesting of the CEO PSU Award may be accelerated upon certain qualifying terminations of employment, subject to proration as well as the attainment of the compound annual TSR goals measured through the date of the applicable acceleration event. See "Potential Payments upon Termination or Change in Control" beginning on page 42.

Rigor of Performance Goals

The Board and the Compensation Committee determined that utilizing compound annual TSR as the performance measure for the CEO PSU Award directly aligns Mr. Schiller's compensation with the returns achieved by our stockholders over a three-year period. Given the significant operational turnaround required at the Company, as evidenced by the transformational strategy announced by the Company in February 2019, the Board and the Compensation Committee believe that using TSR as a compensation measure appropriately aligns Mr. Schiller's compensation with the success of the transformational strategy.

The Compensation Committee sought to establish challenging goals for the PSU award that would only pay out if the Company achieves significant, sustained shareholder value creation. As context for setting the goals, the Compensation Committee, with the assistance of its compensation consultant, ClearBridge, evaluated the Company's historical share price performance and analyzed historical TSR among the Company's fiscal year 2019 peer group and other relevant industry and market indices. The Compensation Committee elected to establish a threshold and target three-year compound annual TSR goal of 15%, which significantly exceeds historical median three-year compound annual TSR for the Company's fiscal year 2019 peer group, the S&P Food & Beverage Select Industry Index and the Russell 3000 Index for the three-year period ended November 6, 2018 (the grant date of the CEO PSU Award), as shown in the following table:

| | Threshold and Target Three-Year TSR Goal Under CEO PSU Award | Median Historical Three-Year TSR* | | |
		Fiscal Year 2019 Company Peer Group	S&P Food & Beverage Select Industry Index	Russell 3000 Index
Performance Measure				
Compound Annual Total Shareholder Return (TSR)	15%	-3.02%	4.96%	10.09%

* Historical TSR for the three-year period ended November 6, 2018, according to Standard & Poor's Capital IQ.

For the CEO PSU Award to pay out, the Company's stock price would need to increase from $26.13 to a target price of $39.74 over the three-year PSU Performance Period, assuming no dividends. A stock price of $39.74 would represent an increase in the Company's market capitalization of over $1.4 billion over the PSU Performance Period (assuming that 104,484,187 shares of common stock – representing the number of shares outstanding as of October 3, 2019 – are outstanding for the entire PSU Performance Period), and the 350,000 shares paid out under the award would represent approximately $13.9 million in value to Mr. Schiller, or slightly less than 1% of the increase in the Company's market capitalization.

The Board and the Compensation Committee determined that there will be no payout for performance below the target, in order to ensure that the CEO PSU Award is only paid out if the Company achieves exceptional performance over the three-year PSU Performance Period. The Board and the Compensation Committee determined that providing potential payouts up to 300% of the target payout provides an appropriate incentive to strive for TSR that exceeds even the exceptional performance required to achieve the target payout.

New CEO Other Sign-On Benefits

In connection with the negotiation of Mr. Schiller's employment agreement and his commencement of employment with the Company, the Board and the Compensation Committee agreed that the Company would provide Mr. Schiller with a $30,000 allowance for relocation expenses and pay $15,000 of his attorneys' fees. In agreeing to provide these benefits, the Board and the Compensation Committee determined that it was critical to facilitate Mr. Schiller's relocation to a home within reasonable commuting distance of the Company's headquarters, as well as to contribute a modest amount to Mr. Schiller's one-time expense of retaining legal counsel with expertise in negotiating executive employment agreements.

NEO Base Salary

The base salaries of our NEOs are reviewed on an annual basis by our Compensation Committee and our CEO (other than with respect to his own salary which is reviewed and determined by our Compensation Committee). This review is supplemented by market data, as well as assessments of the performance of our executive officers by our Compensation Committee. We pay base salaries to our NEOs to compensate them for their day-to-day services. The salaries typically are used to recognize the experience, skills, knowledge, past performance and responsibilities of each NEO.

For fiscal year 2019, the Compensation Committee determined not to make any changes to the base salaries of those NEOs who had also served as NEOs in fiscal year 2018 and approved the following annual base salaries for the NEOs:

Name	Fiscal Year 2019 Annual Base Salary
Mark L. Schiller*	$ 900,000
James M. Langrock	$ 550,000
Christopher J. Boever*	$ 525,000
Kevin McGahren*	$ 450,000
Kristy Meringolo	$ 385,000
Irwin D. Simon**	$1,981,200
Denise M. Faltischek**	$ 624,000

* Mr. Schiller joined the Company as President and CEO on November 5, 2018. Mr. Boever joined the Company as Executive Vice President and Chief Customer Officer on January 7, 2019. Mr. McGahren joined the Company as President, North America on May 15, 2019.

** Mr. Simon resigned as President and CEO effective November 4, 2018, in accordance with a Succession Agreement dated June 24, 2018 under which he was entitled to continue to receive his base salary of $1,981,200 through the date of his resignation. Ms. Faltischek served as Executive Vice President and Chief Strategy Officer, Corporate Secretary until May 2019 and thereafter served as a non-executive employee until her departure from the Company on August 31, 2019.

NEO Annual Incentive Plan

A key executive compensation objective is to have a majority of each NEO's compensation be tied to the Company's performance. To this end, the Company's Annual Incentive Plan ("**AIP**") is based on performance against key financial objectives designed to drive the specific performance needed to foster the Company's growth and profitability.

Original Fiscal Year 2019 AIP Award Opportunities

At the beginning of fiscal year 2019, prior to Mr. Schiller's hiring as President and CEO in November 2018, the Board approved our fiscal year 2019 operating plan. The Compensation Committee used ranges of expectations for key financial measures included in the operating plan to design the AIP for fiscal year 2019 (the "**2019 AIP**"). The financial goals approved by the Compensation Committee are shown below.

Financial Measure	Goal for Payout of 50% of Target Award	Goal for Payout of 75% of Target Award	Goal for Payout of 100% of Target Award
Net Sales	$2.504 billion	$2.529 billion	$2.554 billion
Adjusted EBITDA*	$275 million	$300 million	$325 million

* Adjusted EBITDA is defined as adjusted EBITDA as reported in the Company's fiscal year 2019 financial results and excludes the impact of certain non-cash items and non-recurring items. Adjusted EBITDA is not defined under GAAP and is not a substitute for measuring performance under GAAP.

 

At the time the 2019 AIP was established, Mr. Simon had entered into a Succession Agreement with the Company establishing that he would resign as President and CEO upon the hiring of his successor. Accordingly, Mr. Simon was not eligible to receive a 2019 AIP award. Mr. Langrock and Mses. Meringolo and Faltischek had the opportunity to receive the awards shown below. After Company performance is measured against the performance goals, the Compensation Committee can increase (up to the maximum award amount) or decrease payouts based on an individual performance factor.

Name	Original 2019 AIP Threshold Award		Original 2019 AIP Target Award		Original 2019 AIP Maximum Award	
	% of Base Salary	($)	% of Base Salary	($)	% of Base Salary	($)
James M. Langrock	50.0%	275,000	100%	550,000	200%	1,100,000
Kristy Meringolo	37.5%	144,375	75%	288,750	150%	577,500
Denise M. Faltischek*	42.5%	265,200	85%	530,400	170%	1,060,800

* The Company announced in June 2019 that Ms. Faltischek would be leaving the Company in August 2019. Ms. Faltischek's 2019 AIP opportunity was accounted for in her severance arrangements, which are described in "Potential Payments upon Termination or Change in Control" which begins on page 42.

Fiscal Year 2019 AIP Award Opportunities for NEOs Hired During Fiscal Year 2019

Mr. Schiller joined the Company as President and CEO on November 5, 2018, and Mr. Boever joined the Company as Chief Customer Officer on January 7, 2019. They became eligible to participate in the 2019 AIP on a prorated basis based on their respective dates of hire, as shown below. The Compensation Committee determined that Mr. Schiller's award would be based entirely on Company performance, with any payout above target to be determined by the Compensation Committee based on the extent to which Company performance surpassed the target goals. For Mr. Boever, after Company performance is measured against the performance goals, the Compensation Committee can increase (up to the maximum award amount) or decrease payouts based on an individual performance factor.

Name	Pro Rata % Based on Date of Hire	Original 2019 AIP Threshold Award		Original 2019 AIP Target Award		Original 2019 AIP Maximum Award	
		% of Base Salary, Prior to Applying Pro Rata %	($)	% of Base Salary, Prior to Applying Pro Rata %	($)	% of Base Salary, Prior to Applying Pro Rata %	($)
Mark L. Schiller	65.2%	62.5%	366,781	125%	733,562	250%	1,467,123
Christopher J. Boever	47.9%	42.5%	106,877	85%	213,754	170%	427,508

Kevin McGahren joined the Company as President, North America on May 15, 2019, and based on that date of hire was not eligible to participate in the 2019 AIP.

Modification to Financial Targets and Awards

For the reasons discussed above in this CD&A under "Executive Overview," in the months following Mr. Schiller's appointment as President and CEO, the Company reworked its operational plan. The reworked plan included lowered ranges of expectations for fiscal year 2019 net sales and adjusted EBITDA, as reflected in the revised guidance announced by the Company on February 7, 2019. Given that the original goals for the 2019 AIP were set based on a plan that was established during the former CEO's tenure and prior to the CEO transition, the Compensation Committee determined that it would be more appropriate to realign the 2019 compensation opportunities with the Company's new operational plan developed by the new CEO and NEOs. The Compensation Committee further determined that achieving the new plan for 2019 was a critical component to setting the foundation for long-term improvements in stockholder value. The new plan recognized the immediate need to improve margins and establish a path towards long-term profitable growth, with a turnaround in net sales taking some time to materialize as management focused its near-term efforts on continuing to identify opportunities for operational efficiency. As a result, the Compensation Committee decided to implement a single adjusted EBITDA goal that would result in the NEOs receiving their target awards upon achievement of the 2019 adjusted EBITDA goal, subject to any adjustments by the Compensation Committee as discussed below. The adjusted EBITDA goal approved by the Compensation Committee was as follows:

Financial Measure	Goal for Payout of 100% of Target Award
Adjusted EBITDA*	$192.5 million

* Adjusted EBITDA is defined as adjusted EBITDA as reported in the Company's fiscal year 2019 financial results and excludes the impact of certain non-cash items and non-recurring items. Adjusted EBITDA is not defined under GAAP and is not a substitute for measuring performance under GAAP.

The Compensation Committee recognized that establishing a new financial target at this point in the fiscal year, based on a new operational plan finalized and announced following the second quarter of fiscal year 2019, amounted to utilizing a six-month performance period. Accordingly, the Compensation Committee determined that for NEOs who had been with the Company at the start of the fiscal year, the modified target awards would only be 50% of those NEOs' original target awards. The Compensation Committee determined that the awards for Messrs. Schiller and Boever would be prorated based on their respective dates of hire.

The Compensation Committee determined that Mr. Schiller's award would continue to be based entirely on Company performance, with any payout above target to be determined by the Compensation Committee based on the extent to which Company performance exceeded the adjusted EBITDA goal. For Messrs. Langrock and Boever and Mses. Meringolo and Faltischek, after Company performance is measured against the adjusted EBITDA goal, the Compensation Committee can increase (up to the maximum award amount) or decrease payouts based on an individual performance factor.

The resulting modified awards are shown below.

Name	Eligibility % Based on Period of Service	2019 AIP Target Award ($)	2019 AIP Maximum Award ($)
Mark L. Schiller	65.2%	733,562	1,467,123
James M. Langrock	50.0%	275,000	550,000
Christopher J. Boever	47.9%	213,754	427,508
Kristy Meringolo	50.0%	144,375	288,750
Denise M. Faltischek*	50.0%	265,200	530,400

* The Company announced in June 2019 that Ms. Faltischek would be leaving the Company in August 2019. Ms. Faltischek's 2019 AIP opportunity was accounted for in her severance arrangements, which are described in "Potential Payments upon Termination or Change in Control" which begins on page 42.

 

Fiscal Year 2019 AIP Payout Determinations

During discussions between management and the Board in mid-June 2019 regarding the Company's plan to accelerate sales growth in fiscal year 2020, management and the Board discussed certain near-term opportunities to make investments intended to help drive such sales growth. The Board concluded that making such investments was the correct business decision even though it might cause management to miss their 2019 AIP target and instructed management to proceed with the proposed investments of up to $2.5 million in additional investment opportunities. To remove any tension between the Company's business execution in late June 2019 and the adjusted EBITDA goal of $192.5 million, the Compensation Committee informed management that adjusted EBITDA for purposes of the 2019 AIP would exclude the amount of pre-approved investments made at the direction of the Board.

On August 29, 2019, the Company reported adjusted EBITDA of $191.4 million for fiscal year 2019. Excluding the amount of pre-approved investments made at the direction of the Board, the Compensation Committee determined that, for purposes of the 2019 AIP, the Company had attained the adjusted EBITDA goal of $192.5 million.

Since the Company attained the 2019 AIP adjusted EBITDA goal, the Compensation Committee determined that Mr. Schiller's payout would be at target. The Compensation Committee, in consultation with Mr. Schiller, reviewed the fiscal year 2019 performance of Messrs. Langrock and Boever and Ms. Meringolo and applied individual performance factors. Based on the foregoing, the Compensation Committee approved the following payouts to Messrs. Schiller, Langrock and Boever and Ms. Meringolo under the 2019 AIP.

Name	2019 AIP Payout
Mark L. Schiller	$733,562
James M. Langrock	$275,000
Christopher J. Boever	$267,192
Kristy Meringolo	$158,813

NEO Long-Term Incentive Program

We believe that equity grants serve our compensation objectives by linking the compensation of our key employees to our long-term strategic plan and further align such employees with our stockholders since the value of equity awards will increase or decrease with the changes in the value of our common stock. Grants are generally made under a performance-based long-term incentive program ("**LTIP**"). Participants in the LTIP include our executive officers, including the NEOs, and certain other key employees. Previously, LTIP awards were generally made annually with a three-year performance period. Currently, each of our NEOs has a single three-year front-loaded LTIP award – under the 2019-2021 LTIP – which represents three years' worth of long-term incentive value.

2017-2019 LTIP – No Funding or Payout

As disclosed in last year's proxy statement, the Compensation Committee had previously established LTIP awards under a 2017-2019 LTIP, with a three-year performance period of July 1, 2016 to June 30, 2019. Of the NEOs for fiscal year 2019, Messrs. Langrock and Simon and Mses. Meringolo and Faltischek received award opportunities under the 2017-2019 LTIP. Following fiscal year 2019, the Compensation Committee determined that the threshold goal for funding the 2017-2019 LTIP had not been achieved and that no awards would vest or be paid out under the 2017-2019 LTIP.

2018-2020 LTIP – No Participation by Executive Officers

The Compensation Committee did not make 2018-2020 LTIP awards during fiscal year 2018. Following our CEO transition during fiscal year 2019, the Compensation Committee revisited the lack of 2018-2020 LTIP awards as it was designing the 2019-2021 LTIP. While the Compensation Committee determined that employees other than NEOs would receive 2018-2020 LTIP awards, the NEOs did not receive 2018-2020 LTIP awards.

2019-2021 LTIP – Three-Year Front-Loaded PSUs

Background

The 2019-2021 LTIP began with the granting of the CEO PSU Award to Mr. Schiller in November 2018. In the months following that grant, we received positive feedback on the design of the CEO PSU Award from stockholders, who viewed the rigorous TSR goals and other terms of the award as stockholder friendly. Based on this feedback, the Compensation Committee designed the 2019-2021 LTIP for our other NEOs to consist of PSU awards (the "**NEO PSU Awards**") that mirror the terms of the CEO PSU Award.

In January 2019, the Compensation Committee made 2019-2021 LTIP awards to Mr. Langrock and Mses. Meringolo and Faltischek. Messrs. Boever and McGahren received 2019-2021 LTIP awards in February 2019 and May 2019, respectively. All of the awards – the CEO PSU Award and the NEO PSU Awards – are three-year front-loaded PSUs and represent three years' worth of long-term incentive value. As is the case with the CEO PSU Award, the structure of the NEO PSU Awards aligns with the Company's turnaround strategy, which involves a focus on longer-term, sustainable improvements that directly drive stockholder value. The Compensation Committee determined that three-year front-loaded awards are the most appropriate structure to align the NEOs with stockholders over the duration of the expected turnaround period. It is the intention of the Board and the Compensation Committee that Mr. Schiller and our other current NEOs will next be eligible to receive long-term incentive awards or other equity awards commencing in fiscal year 2022. Accordingly, the Compensation Committee believes it is helpful in evaluating our NEOs' compensation to spread the value of the CEO PSU Award and the NEO PSU Awards equally across fiscal years 2019, 2020 and 2021. In addition to the compensation figures required under SEC rules, we have calculated alternative fiscal year 2019 compensation figures for our current NEOs using adjusted amounts of compensation that exclude the portions of PSU awards deemed attributable to fiscal years 2020 and 2021. These alternative compensation figures are not a substitute for the figures calculated under SEC rules, but we believe they are helpful in fully evaluating our current NEOs' compensation. See the Summary Compensation Table on page 38.

Name	Total Compensation Under SEC Rules ($)	Portion of PSU Award Attributable to Fiscal Years 2020 and 2021 ($)	Adjusted Fiscal Year 2019 Total ($)
Mark L. Schiller	10,920,652	5,047,000	5,873,652
James M. Langrock	2,375,929	1,025,549	1,350,380
Christopher J. Boever	1,171,583	441,199	730,384
Kevin McGahren	807,727	505,023	302,704
Kristy Meringolo	924,123	245,937	678,186

Award Amounts

The table below shows the target and maximum number of shares that can be earned under the CEO PSU Award and the NEO PSU Awards. There is no threshold payout below the target payout. See "Terms of the PSU Awards" below for the performance goals and potential payouts between the target and maximum payouts.

Name	Target Payout (Number of Shares)	Maximum Payout (Number of Shares)
Mark L. Schiller	350,000	1,050,000
James M. Langrock	292,457	877,371
Christopher J. Boever	123,240	369,720
Kevin McGahren	71,130	213,390
Kristy Meringolo	70,134	210,402
Denise M. Faltischek*	88,767	266,301

*   Ms. Faltischek's PSU award was forfeited upon her departure from the Company in August 2019.

Terms of the PSU Awards

The performance period, performance goals and other terms of the NEO PSU Awards mirror those of the CEO PSU Award, which are described above under "New CEO Compensation Package."

 

NEO Other Compensation Elements

Benefits

Our NEOs are eligible for the same level and offering of benefits that we make available to other employees, including our 401(k) plan, health care, dental and vision plans, life insurance plans and other employee benefit programs. We do not have any defined benefit pension plans or executive supplemental retirement programs.

While Mr. Simon was President and CEO, he received certain benefits under legacy arrangements. We reimbursed him for expenses for health, prescription, dental and vision not covered by our insurance plan that were incurred by him and his dependents. In addition, in accordance with his employment agreement, we reimbursed him for a portion of the premium associated with his life insurance policy, and provided long-term disability coverage for the benefit of Mr. Simon and long-term care coverage for the benefit of Mr. Simon and his spouse. When Mr. Schiller was hired as President and CEO in November 2018, the Compensation Committee determined not to provide these types of special medical and insurance benefits to Mr. Schiller.

Perquisites

The Compensation Committee has phased out certain perquisites that had been provided under legacy employment arrangements and does not anticipate providing significant perquisites to any NEOs in fiscal year 2020. See the Summary Compensation Table on page 38 and the All Other Compensation Table on page 39 for information on the perquisites provided in fiscal year 2019.

Severance and Change-in-Control Arrangements

The Compensation Committee believes that severance and change-in-control benefits are important for attracting and retaining executive talent, helping to ensure that NEOs can remain focused during periods of uncertainty and neutralizing the potential conflict of our key executives when faced with a potential change in control. In response to our discussions with stockholders regarding last year's Say on Pay vote, the Compensation Committee restructured our form of change-in-control agreement for all NEOs to include market-typical provisions. For a complete description of the severance and change-in-control benefits we have agreed to provide to the NEOs, see "Potential Payments upon Termination or Change in Control" beginning on page 42.

Other Compensation Policies and Considerations

Executive Stock Ownership Guidelines

The Compensation Committee believes that requiring NEOs and other key employees to hold significant amounts of our common stock strengthens their alignment with the interests of our stockholders and promotes achievement of long-term business objectives. To this end, the Compensation Committee has adopted stock ownership guidelines that require key members of the Company's management team to own minimum amounts of the Company's common stock. The guidelines for senior management are set forth below:

Officer Level	Ownership Target
Chief Executive Officer	6 times annual base salary
Executive Vice Presidents	3 times annual base salary
Other Executive Officers	2 times annual base salary

Members of management subject to the guidelines have until five years after appointment to achieve the ownership target. The dollar value of shares which must be acquired and held equals a multiple of the individual executive's base salary. Stockholding requirements are updated whenever a change in base salary occurs. Shares purchased on the open market, shares acquired and held upon stock option exercise, unvested time-based restricted shares and unvested time-based restricted share units all count toward the ownership target. Failure by an employee subject to these guidelines to meet or to show sustained progress toward meeting the ownership target may result in a payout of annual cash incentive awards or long-term incentive awards (in the case of employees) in stock.

In addition to the stock ownership guidelines, all equity awards granted to the NEOs since the beginning of fiscal year 2019 contain retention requirements. Any shares earned under the CEO PSU Award and the NEO PSU Awards (net of any shares withheld to satisfy tax withholding obligations) must be held until the earlier of twelve months after vesting, a qualifying termination of employment or a change in control of the Company. Additionally, Mr. Schiller is required to retain ownership of all shares that vest under his sign-on restricted stock award (net of any shares withheld to satisfy tax withholding obligations) until the third anniversary of the grant date, or until the earlier termination of his employment or change in control of the Company.

Compensation Recoupment Policy

We have adopted a compensation recoupment policy, also known as a "clawback" policy, in connection with cash and equity incentive compensation for executive officers. The policy provides that, if the Company is required to restate its financial statements filed with the SEC, the Compensation Committee may require reimbursement or forfeiture of cash and equity incentive compensation paid or granted to executive officers to the extent their compensation would have been lower under the restated results, regardless of whether the executive officer was involved in or had knowledge of any misconduct or other facts leading to the restatement.

Tax and Accounting Considerations

Under laws enacted in December 2017, a publicly-held company is generally prohibited from deducting for tax purposes compensation paid to a current or former named executive officer that exceeds $1 million during a tax year. Certain arrangements entered into before November 2, 2017 may qualify for an exception to the $1 million deductibility limit.

The Compensation Committee takes this deductibility limitation into account in its consideration of compensation matters. However, the Compensation Committee has the flexibility to take any compensation-related actions that it determines are in the best interests of the Company and its stockholders, including awarding compensation that may not be deductible for tax purposes.

The Compensation Committee also considers the effect of certain accounting rules that apply to the various aspects of the compensation program for our NEOs. The Compensation Committee reviews potential accounting effects in determining whether its compensation actions are in the best interests of the Company and its stockholders.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the information in the Compensation Discussion and Analysis included in the Company's proxy statement with the management of the Company. Based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that such Compensation Discussion and Analysis be included in the Company's proxy statement and be incorporated by reference into the Company's Annual Report on Form 10-K for the year ended June 30, 2019.


The Compensation Committee*

Glenn W. Welling, Chair
Celeste A. Clark
Dean Hollis


*   The Report was approved by the Compensation Committee prior to changes in committee membership on October 8, 2019.

The foregoing Report is not soliciting material, is not deemed filed with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

 

Executive Compensation Tables

Summary Compensation Table

The following table sets forth the compensation paid by us to our NEOs for services rendered during the last three fiscal years.

Name and Principal Position	Fiscal Year [1]	Salary ($)	Bonus ($)	Stock Awards [2] ($)	Non-Equity Incentive Plan Compensation [3] ($)	All Other Compensation [4] ($)	Total ($)	Adjusted Fiscal Year 2019 Total [5] ($)
Mark L. Schiller* President and Chief Executive Officer	2019	571,154	—	9,570,510	733,562	45,426	10,920,652	5,873,652
James M. Langrock Executive Vice President and Chief Financial Officer	2019	550,000	—	1,538,324	275,000	12,605	2,375,929	1,350,380
	2018	550,000	—	539,507	—	14,096	1,103,603	
	2017	461,524	695,000	1,681,500	—	14,231	2,852,255	
Christopher J. Boever* Executive Vice President and Chief Customer Officer	2019	242,308	—	661,799	267,192	284	1,171,583	730,384
Kevin McGahren* President, North America	2019	50,192	—	757,535	—	—	807,727	302,704
Kristy Meringolo Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer	2019	385,000	—	368,905	158,813	11,405	924,123	678,186
	2018	337,000	—	269,871	—	11,320	618,191	
Irwin D. Simon** Former President and Chief Executive Officer	2019	723,900	—	—	—	35,649,153	36,373,053	
	2018	1,981,200	—	5,190,774	—	291,196	7,463,170	
	2017	1,905,000	2,900,000	—	—	222,248	5,027,248	
Denise M. Faltischek** Former Executive Vice President and Chief Strategy Officer, Corporate Secretary	2019	624,000	—	466,914	—	11,405	1,102,319	
	2018	624,000	—	700,667	—	12,896	1,337,563	
	2017	600,000	300,000	—	—	12,332	912,332	

*   Mr. Schiller joined the Company as President and CEO on November 5, 2018. Mr. Boever joined the Company as Executive Vice President and Chief Customer Officer on January 7, 2019. Mr. McGahren joined the Company as President, North America on May 15, 2019.

**   Mr. Simon resigned as President and CEO effective November 4, 2018. Ms. Faltischek served as Executive Vice President and Chief Strategy Officer, Corporate Secretary until May 2019 and thereafter served as a non-executive employee until her departure from the Company on August 31, 2019.

1   The Company's fiscal year is July 1 to June 30, and we refer to fiscal years by the year in which they end. Fiscal year 2019 began July 1, 2018 and ended June 30, 2019.

2   The amounts shown in the Stock Awards column represent the aggregate grant date fair value of the stock awards granted during the applicable fiscal year, calculated in accordance with ASC Topic 718. The assumptions used by the Company in calculating these amounts are included in Note 14 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2019. The stock awards granted to the NEOs in fiscal year 2019 were three-year front-loaded PSUs granted under the 2019-2021 LTIP. In addition, Mr. Schiller received a restricted stock award granted in connection with his hiring, all as discussed in the CD&A and shown in the Fiscal Year 2019 Grants of Plan-Based Awards table below.

3   The amounts shown in the Non-Equity Incentive Plan Compensation column for fiscal year 2019 represent payouts under the 2019 AIP. These awards are discussed in the CD&A and are shown in the Fiscal Year 2019 Grants of Plan-Based Awards table below. Mr. Schiller's payout represents 125% of his prorated base salary for fiscal year 2019, although the payout does not equal 125% of the amount reported in the Salary column due to the Company's biweekly payroll dates not coinciding with the Company's fiscal year end.

4   The amounts shown in the All Other Compensation column for fiscal year 2019 are detailed in the All Other Compensation Table below.

5   Because the CEO PSU Award and the NEO PSU Awards are front-loaded awards intended to cover three years of long-term incentive compensation, the Compensation Committee believes it is helpful in evaluating our current NEOs' compensation to spread the value of those awards equally across fiscal years 2019, 2020 and 2021. The values of those awards included in the Stock Awards column and the Total column for our current NEOs in accordance with SEC rules are as follows: Mr. Schiller ($7,570,500), Mr. Langrock ($1,538,324), Mr. Boever ($661,799), Mr. McGahren ($757,535) and Ms. Meringolo ($368,905). In addition to those required figures, we have included alternative figures for our current NEOs in the Adjusted Fiscal Year 2019 Total column using adjusted amounts of compensation. The adjusted figures in this column exclude two-thirds of the value of the PSU awards, constituting the portion of the awards deemed attributable to fiscal years 2020 and 2021. The adjusted figures are not a substitute for the figures in the Total column in this Summary Compensation Table.

All Other Compensation Table

The following table details the components of the All Other Compensation column of the Summary Compensation Table above for fiscal year 2019.

Name	401(k) Plan Match[1] ($)	Life and Other Insurance Premiums[2] ($)	Car Allowance / Use of Company Vehicle[3] ($)	Relocation[4] ($)	Employment Agreement Legal Expenses[5] ($)	Medical Benefit[6] ($)	Severance and Other Separation-Related Payments and Benefits[7] ($)	Consulting Fees and Related Expenses[8] ($)	Total ($)
Mark L. Schiller	—	426	—	30,000	15,000	—	—	—	45,426
James M. Langrock	3,352	853	8,400	—	—	—	—	—	12,605
Christopher J. Boever	—	284	—	—	—	—	—	—	284
Kevin McGahren	—	—	—	—	—	—	—	—	—
Kristy Meringolo	2,152	853	8,400	—	—	—	—	—	11,405
Irwin D. Simon	—	355	18,714	—	—	21,112	34,583,819	1,025,153	35,649,153
Denise M. Faltischek	2,152	853	8,400	—	—	—	—	—	11,405

1   The Company's 401(k) match is calculated based upon the plan year, which is a calendar year. The amounts provided for each of the NEOs for fiscal year 2019 represent a matching contribution by the Company on behalf of such officer under the Company's 401(k) Plan for calendar year 2018.

2   Represents amounts paid by the Company on behalf of the NEOs for life, accidental death and dismemberment and long-term disability insurance.

3   Represents a car allowance provided to Mr. Langrock and Mses. Faltischek and Meringolo. The Company has discontinued all car allowances for the NEOs effective as of July 1, 2019. With respect to Mr. Simon, the amount represents the cost to the Company of providing Mr. Simon with the use of a Company-owned vehicle during his employment with the Company.

4   Represents an allowance for relocation expenses in connection with Mr. Schiller's hiring as President and CEO.

5   Represents payment of a portion of the attorneys' fees incurred by Mr. Schiller in connection with the negotiation of his employment agreement.

6   Represents payments or reimbursements to Mr. Simon under a supplemental medical benefit provided to him during his employment with the Company.

7   Represents the following payments made and benefits provided to Mr. Simon in fiscal year 2019 in connection with his resignation as President and CEO effective November 4, 2018: (a) a cash severance payment of $34,294,688, (b) a payment of $99,060 for unused vacation, (c) payment of $125,000 in legal fees incurred by Mr. Simon in connection with the negotiation of the Succession Agreement between the Company and Mr. Simon, (d) continuation of medical, dental and vision benefits for Mr. Simon and his family at a cost to the Company for fiscal year 2019 of $7,224, (e) continuation of a life insurance policy at a cost to the Company for fiscal year 2019 of $7,677, (f) continuation of a long-term disability coverage at a cost to the Company for fiscal year 2019 of $4,045, (g) continuation of long-term care coverage at a cost to the Company for fiscal year 2019 of $11,727, and (h) the Company arranging for an administrative assistant for Mr. Simon following his resignation from the Company, in accordance with the Consulting Agreement, dated October 26, 2018, between the Company and Mr. Simon (see footnote 8 below), at a cost to the Company for fiscal year 2019 of $34,398. The benefits described in clauses (d) through (h) of the preceding sentence continue beyond the end of fiscal year 2019 at an additional cost to the Company. See "Potential Payments upon Termination or Change in Control" beginning on page 42 for the value of all the payments made and benefits to be provided to Mr. Simon in connection with his resignation. Ms. Faltischek departed the Company on August 31, 2019, after the end of fiscal year 2019. See "Potential Payments upon Termination or Change in Control" beginning on page 42 for a description of all the payments to be made and benefits to be provided to Ms. Faltischek in connection with her departure.

8   Represents (a) $975,000 in consulting fees paid to Mr. Simon under the Consulting Agreement between the Company and Mr. Simon and (b) payment of $50,153 in legal fees incurred by Mr. Simon in connection with the negotiation of the Consulting Agreement. As disclosed in the Company's Form 8-K filed with the SEC on October 29, 2018, Mr. Simon's services to the Company under the Consulting Agreement included assisting Mr. Schiller with a smooth transition into his role as the Company's new CEO, and assisting with the Company's disposition of Hain Pure Protein Corporation.

Fiscal Year 2019 Grants of Plan-Based Awards

The following table provides information about the following awards granted in fiscal year 2019: (1) cash bonus opportunities granted under the 2019 AIP, (2) PSUs granted under the 2019-2021 LTIP and (3) a restricted stock award ("**RSA**") granted to Mr. Schiller, in addition to his grant of PSUs, in connection with his hiring. These awards are also discussed in the CD&A.

Name	Type of Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]		Estimated Future Payouts Under Equity Incentive Plan Awards [2]		All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards [3] ($)
			Target ($)	Maximum ($)	Target (#)	Maximum (#)		
Mark L. Schiller	AIP	—	733,562	1,467,123				
	RSA	11/5/2018					78,555	2,000,010
	PSU	11/6/2018			350,000	1,050,000		7,570,500
James M. Langrock	AIP	—	275,000	550,000				
	PSU	1/24/2019			292,457	877,371		1,538,324
Christopher J. Boever	AIP	—	213,754	427,508				
	PSU	2/19/2019			123,240	369,720		661,799
Kevin McGahren*	PSU	5/15/2019			71,130	213,390		757,535
Kristy Meringolo	AIP	—	144,375	288,750				
	PSU	1/24/2019			70,134	210,402		368,905
Irwin D. Simon	—							
Denise M. Faltischek**	AIP	—	265,200	530,400				
	PSU	1/24/2019			88,767	266,301		466,914

*   Kevin McGahren joined the Company on May 15, 2019, and based on that date of hire was not eligible to participate in the 2019 AIP.

**   The Company announced in June 2019 that Ms. Faltischek would be leaving the Company in August 2019. Ms. Faltischek's 2019 AIP opportunity was accounted for in her severance arrangements, which are described in "Potential Payments upon Termination or Change in Control" which begins on page 42. Ms. Faltischek's PSU award was forfeited upon her departure from the Company.

1   The amounts shown reflect the target and maximum cash bonuses that could be earned by each individual under the 2019 AIP, under the modification to the 2019 AIP awards as discussed in the CD&A. There was no threshold payout below the target payout based on Company performance. The actual amounts paid out under these awards are shown in the Summary Compensation Table for fiscal year 2019 and are also discussed in the CD&A.

Mr. Schiller's award opportunity was based entirely on the adjusted EBITDA performance goal, with any payout above target to be determined by the Compensation Committee based on the extent to which the Company exceeded the adjusted EBITDA performance goal. For Messrs. Langrock and Boever and Mses. Meringolo and Faltischek, after Company performance was measured against the adjusted EBITDA performance goal, the Compensation Committee could increase (up to the maximum award amount) or decrease payouts based on an individual performance factor.

2   The amounts shown reflect the target and maximum number of shares that can be earned under three-year front-loaded PSUs granted under the 2019-2021 LTIP. There is no threshold payout below the target payout. The PSUs will vest pursuant to the achievement of pre-established compound annual TSR levels, measured over the three-year PSU Performance Period from November 6, 2018 to November 6, 2021. Any shares earned under the PSU awards (net of any shares withheld to satisfy tax withholding obligations) must be held until the earlier of twelve months after vesting, a qualifying termination of employment or a change in control of the Company. Total shares earned under the PSUs will range from 0% to 300% of the target award amount based on actual performance as follows (implied target share prices assume no dividends):

Compound Annual TSR Over PSU Performance Period	Implied Target Share Price	Percentage of Target Award Amount Earned
Less than 15%	Less than $39.74	0%
At least 15% but below 20%	$39.74	100%
At least 20% but below 25%	$45.15	150%
At least 25% but below 30%	$51.04	200%
At least 30% but below 35%	$57.41	250%
At least 35%	$64.29	300%

3   The grant date fair value of stock awards was calculated in accordance with ASC Topic 718. The assumptions used by the Company in calculating these amounts are included in Note 14 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2019.

Outstanding Equity Awards at Fiscal Year 2019 Year End

The following table lists all outstanding equity awards held by the NEOs at June 30, 2019.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested [1] (#)	Market Value of Shares or Units of Stock That Have Not Vested [2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [3,4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [5] ($)
			Stock Awards		
Mark L. Schiller	11/5/2018	78,555	1,720,355		
	11/6/2018			350,000	7,665,000
James M. Langrock	6/26/2017	16,667	365,007		
	9/26/2017	1,069	23,411		
	9/26/2017			17,073	373,899
	1/24/2019			292,457	6,404,808
Christopher J. Boever	2/19/2019			123,240	2,698,956
Kevin McGahren	5/15/2019			71,130	1,557,747
Kristy Meringolo	9/26/2017			1,185	25,952
	4/2/2018	5,000	109,500		
	1/24/2019			70,134	1,535,935
Irwin D. Simon	—				
Denise M. Faltischek	9/26/2017			22,173	485,589
	1/24/2019			88,767	1,943,997

1   The amounts listed in this column represent unvested shares of restricted stock that are scheduled to vest as follows:

   Mr. Schiller: The 78,555 shares of restricted stock are scheduled to vest in three equal installments on November 5, 2019, November 5, 2020 and November 5, 2021.

 

Mr. Langrock: All 16,667 shares of restricted stock under the award granted on June 26, 2017 are scheduled to vest on June 26, 2020, and the 1,069 shares of restricted stock under the award granted on September 26, 2017 are scheduled to vest in two equal installments on September 26, 2019 and September 26, 2020.

Ms. Meringolo: The 5,000 shares of restricted stock are scheduled to vest in two equal installments on April 2, 2020 and April 2, 2021.

2   The market value is based on the closing market price of the Company's common stock on June 28, 2019, which was $21.90 per share.

3   The awards listed in this column with a grant date of September 26, 2017 for Mr. Langrock and Mses. Meringolo and Faltischek represent PSUs from the 2017-2019 LTIP that were forfeited due to the Company's failure to attain the performance targets for the performance period that ended on June 30, 2019.

4   The awards listed in this column with a grant date of November 6, 2018 for Mr. Schiller and during calendar year 2019 for Messrs. Langrock, Boever and McGahren and Mses. Meringolo and Faltischek represent three-year front-loaded PSUs under the 2019-2021 LTIP, the terms of which are described in the CD&A and footnote 2 to the Fiscal Year 2019 Grants of Plan-Based Awards table. The amounts listed represent the target number of units under each award, which is also the threshold number of units. Ms. Faltischek's award was forfeited upon her departure from the Company on August 31, 2019.

5   The market value is based on the closing market price of the Company's common stock on June 28, 2019, which was $21.90 per share. As described in the CD&A and footnote 2 to the Fiscal Year 2019 Grants of Plan-Based Awards table, the Company's stock price would need to reach $39.74 (assuming no dividends) by November 6, 2021 for any PSUs under the 2019-2021 LTIP to be earned, subject to possible earlier acceleration upon certain qualifying terminations of employment.

Fiscal Year 2019 Option Exercises and Stock Vested

The following table shows the number of shares acquired by the NEOs upon the vesting of stock awards during fiscal year 2019, and the value realized. None of the NEOs holds stock options or exercised stock options during the fiscal year.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting [1] ($)
Mark L. Schiller	—	—
James M. Langrock	18,200	384,458
Christopher J. Boever	—	—
Kevin McGahren	—	—
Kristy Meringolo	2,500	55,125
Irwin D. Simon	172,319	4,491,133
Denise M. Faltischek	—	—

1   Represents the aggregate value realized with respect to all stock awards that vested during the fiscal year ended June 30, 2019. The value realized is based on the closing price of the Company's common stock on the vesting date and reflects the gross value realized prior to taxes and withholding.

Potential Payments upon Termination or Change in Control

We believe that severance and change-in-control benefits are important for attracting and retaining executive talent, helping to ensure that NEOs can remain focused during periods of uncertainty and neutralizing the potential conflict of our key executives when faced with a potential change in control. In this section, we describe (1) our severance and change-in-control arrangements with the NEOs who remain currently employed with the Company and (2) the severance payments and benefits received or to be received by Irwin D. Simon and Denise M. Faltischek, who are no longer employees of the Company.

For the NEOs who remain currently employed with the Company, the table below contains estimates of potential payments to the NEOs upon a hypothetical termination of employment or a change in control under current employment arrangements and equity award agreements, assuming the termination or change-in-control event occurred on June 30, 2019. Values of equity awards are included at $21.90 per share, the closing price of our common stock on June 28, 2019, and the consideration paid or exchanged in a change-in-control transaction is assumed to be $21.90 per share. We have provided a brief description of the applicable employment arrangements and equity award provisions following the table, including in the footnotes. Definitions for the terms "Disability," "Cause," "Good Reason" and "Change in Control" are also summarized below under "Definitions of Applicable Termination Events and Change in Control."

Name	Benefit Type	Voluntary Separation (Including Retirement) or Termination for Cause [1] ($)	Death or Disability ($)	Termination Without Cause ($)	Termination for Good Reason ($)	Change in Control Without Termination ($)	Change in Control and Termination Without Cause or for Good Reason ($)
Mark L. Schiller	Cash Severance [2]	—	733,562	4,050,000	4,050,000	—	6,075,000
	PSU Vesting [3]	—	—	—	—	—	—
	RSA Vesting	—	1,720,355	1,720,355	1,720,355	—	1,720,355
	Total	**—**	**2,453,917**	**5,770,355**	**5,770,355**	**—**	**7,795,355**
James M. Langrock	Cash Severance [2]	—	—	1,100,000	—	—	2,200,000
	PSU Vesting [3]	—	—	—	—	—	—
	RSA Vesting	—	388,418	388,418	—	388,418	388,418
	Total	**—**	**388,418**	**1,488,418**	**—**	**388,418**	**2,588,418**
Christopher J. Boever	Cash Severance [2]	—	—	971,250	—	—	1,942,500
	PSU Vesting [3]	—	—	—	—	—	—
	RSA Vesting	—	—	—	—	—	—
	Total	**—**	**—**	**971,250**	**—**	**—**	**1,942,500**
Kevin McGahren	Cash Severance [2]	—	—	832,500	—	—	1,665,000
	PSU Vesting [3]	—	—	—	—	—	—
	RSA Vesting	—	—	—	—	—	—
	Total	**—**	**—**	**832,500**	**—**	**—**	**1,665,000**
Kristy Meringolo	Cash Severance [2]	—	—	673,750	—	—	1,347,500
	PSU Vesting [3]	—	—	—	—	—	—
	RSA Vesting	—	109,500	109,500	—	109,500	109,500
	Total	**—**	**109,500**	**783,250**	**—**	**109,500**	**1,457,000**

1   The Company does not have any agreements or arrangements that provide the NEOs with payments or benefits upon a voluntary separation (including retirement) or a termination by the Company for Cause, except for payments and benefits that have accrued through the date of separation or termination.

2   Cash severance is paid out over a period of time that depends on the amount of the severance obligation in relation to the individual's annual compensation. Severance of one times the sum of annual base salary and an annual bonus amount is payable over one year; severance of two times the sum of annual base salary and an annual bonus amount is payable over two years; and severance of three times the sum of annual base salary and an annual bonus amount is payable over three years.

3   No PSUs held by the NEOs would have vested upon any termination or change-in-control event that occurred on June 30, 2019. To the extent the applicable event could have triggered acceleration of vesting, the threshold compound annual TSR goal had not been attained as of that date.

Mark L. Schiller Employment Agreement – Termination and Change-in-Control Provisions

We entered into an employment agreement with Mr. Schiller, dated October 26, 2018, that provides for the following payments and benefits upon certain terminations of employment.

Termination by Reason of Death or Disability

If Mr. Schiller's employment is terminated by reason of death or Disability, (1) Mr. Schiller will receive an amount equal to his target annual bonus for the fiscal year of termination, prorated based on the number of days worked in the fiscal year, subject to the execution of a release as described below, (2) Mr. Schiller's PSUs will vest, if at all, pursuant to the terms of his PSU award agreement, as described below under "Performance Share Units," and (3) all of Mr. Schiller's unvested shares of restricted stock will fully vest.

Termination Without Cause or for Good Reason

If Mr. Schiller's employment is terminated by the Company without Cause or by Mr. Schiller for Good Reason, (1) Mr. Schiller will receive severance in an amount equal to two times the sum of his base salary and target annual bonus, payable over two years, subject to the execution of a release as described below, (2) Mr. Schiller's PSUs will vest, if at all, pursuant to the terms of his PSU award agreement, as described below under "Performance Share Units," and (3) all of Mr. Schiller's unvested shares of restricted stock will fully vest.

Termination Without Cause or for Good Reason in Connection with a Change in Control

If a Change in Control occurs and, during the period commencing six months before and ending 12 months after the Change in Control, Mr. Schiller's employment is terminated by the Company without Cause or by Mr. Schiller for Good Reason, (1) Mr. Schiller will receive severance in an amount equal to three times the sum of his base salary and target annual bonus, payable over three years, subject to the execution of a release as described below, (2) Mr. Schiller's PSUs will vest, if at all, pursuant to the terms of his PSU award agreement, as described below under "Performance Share Units," and (3) all of Mr. Schiller's unvested shares of restricted stock will fully vest.

Severance Subject to Release

Mr. Schiller's entitlement to the severance described above is subject to (1) Mr. Schiller's execution of a release in a form provided by the Company releasing the Company from claims with respect to the individual's employment or termination, (2) Mr. Schiller's compliance with the release, including any return of property, non-disparagement, and confidentiality provisions, and (3) Mr. Schiller's continued compliance with his obligations under the employment agreement with respect to confidentiality, non-competition, non-solicitation, assignment of intellectual property and non-disparagement.

Termination and Change-in-Control Arrangements with Other NEOs

Each of Messrs. Langrock, Boever and McGahren and Ms. Meringolo have offer letters or understandings providing them with the right to receive severance if the Company terminates his or her employment without Cause, in an amount equal to one times his or her base salary in effect at the time of termination and one times his or her target annual bonus for the year in which the termination occurs, payable over 12 months following termination. Entitlement to the severance is subject to the execution of a separation agreement and release of claims in a form satisfactory to the Company, including an acknowledgement of the continued effectiveness of post-employment restrictive covenants and other obligations to the Company.

The Company has also entered into Change in Control Agreements with each of Messrs. Langrock, Boever and McGahren and Ms. Meringolo. Under the agreements, each individual will be entitled to severance if his or her employment is terminated without Cause or for Good Reason within 12 months following a Change in Control. The amount of severance will be two times the sum of his or her base salary and target annual bonus, payable over two years following termination. Entitlement to the severance is subject to (1) the execution of a release in a form provided by the Company releasing the Company from claims with respect to the individual's employment or termination, (2) the individual's compliance with the release, including any return of property, non-disparagement, and confidentiality provisions, and (3) the individual's continued compliance with his or her obligations under any continuing provisions in any agreement with the Company relating to confidentiality, assignment of inventions, non-competition, non-solicitation, non-interference or non-disparagement.

Performance Share Units

Each of Messrs. Schiller, Langrock, Boever and McGahren and Ms. Meringolo holds PSUs that may be subject to prorated accelerated vesting if, during the three-year PSU Performance Period, any such NEO's employment (1) terminates by reason of death or Disability, (2) is terminated by the Company without Cause or by the individual for Good Reason upon or after a Change in Control, or (3) for Mr. Schiller only, his employment is terminated by the Company without Cause or by Mr. Schiller for Good reason prior to a Change in Control (each, a "**Qualifying Termination**"). In that event, a determination is made as to whether any compound annual TSR goals under the PSUs were attained, measured through the date of the Qualifying Termination or any earlier Change in Control. If the threshold performance goal of 15% compound annual TSR was not attained, then no PSUs will vest. If any performance goals were attained, then the number of units that would have vested in the absence of proration is determined, and that figure is then prorated to determine the number of units that will vest.

If the Qualifying Termination occurs prior to any Change in Control, the number of units that will vest is prorated based on the number of full calendar months the NEO spent on the active payroll during the three-year PSU Performance Period, divided by 36 months. If the Qualifying Termination occurs after a Change in Control, the number of units that will vest is prorated based on the following:

- Qualifying Termination occurs on or prior to first anniversary of grant date – 1/3 proration;
- Qualifying Termination occurs after first anniversary and on or prior to second anniversary of grant date – 2/3 proration; and
- Qualifying Termination occurs after second anniversary – no proration.

Definitions of Applicable Termination Events and Change in Control

The terms "Disability," "Cause," "Good Reason" and "Change in Control" have the following meanings for purposes of the agreements and arrangements described above.

- **Disability** – Disability generally means an individual's inability to perform the material duties of his or her position for a period of 90 consecutive days (or 180 days in the aggregate during any 12-month period) because of physical or mental injury or illness or, if longer, the period of time required to qualify for long-term disability benefit under any long-term disability plan or policy maintained by the Company.

- **Cause** – For purposes of Mr. Schiller's employment agreement and the PSU award agreements referenced above, Cause generally means (a) conviction of a felony, (b) failure to substantially perform reasonably assigned duties for 30 days after written notice, (c) theft or embezzlement of Company assets, (d) conduct materially harmful to the public reputation of the Company, (e) any act of dishonesty, fraud, or immoral or disreputable conduct, (f) willful misconduct in the performance of duties or (g) the material breach of any covenant or condition of the individual's employment agreement, offer letter or other agreement with the Company, or a breach of the individual's fiduciary duty to the Company or any subsidiary. For purposes of the severance arrangements with Messrs. Langrock, Boever and McGahren and Ms. Meringolo (other than following a Change in Control), Cause is determined by the Compensation Committee in good faith.

- **Good Reason** – For purposes of Mr. Schiller's employment agreement and the PSU award agreements referenced above, Good Reason generally means (a) the assignment of duties or responsibilities materially inconsistent with the individual's position, or a material diminution in the individual's position, duties, authority or responsibilities, (b) a material reduction in base salary, (c) relocation of the Company's principal executive offices to a location more than 50 miles from its current location and/or (d) any failure by the Company to comply with any of the material provisions of the individual's employment agreement or offer letter with the Company. The offer letters and employment arrangements with Messrs. Langrock, Boever and McGahren and Ms. Meringolo do not provide them with the right to receive severance upon a termination for Good Reason.

- **Change in Control** – For purposes of Mr. Schiller's employment agreement and the PSU award agreements referenced above, Change in Control generally means (a) the acquisition by any person of beneficial ownership of 50% or more of the voting power of the outstanding securities of the Company, subject to certain exceptions, (b) during any period of one year, individuals who, as of the date of the applicable agreement, constitute the Company's Board cease to constitute at least a majority of the Board (provided that new directors approved by a vote of at least two-thirds of the original members are generally permitted and deemed to have been serving as of the date of the applicable agreement), (c) consummation of a reorganization, merger or consolidation, a sale or other disposition of all or substantially all of the assets of the Company, subject to certain exceptions for transactions that are deemed not to result in a true change in control or (d) the stockholders of the Company approve the sale or disposition by the Company (other than to a subsidiary of the Company) of all or substantially all of the assets of the Company.

Restricted Stock Awards

The restricted stock awards granted to Mr. Langrock and Ms. Meringolo prior to fiscal year 2019 provide for accelerated vesting upon death, Disability, termination without Cause or a Change in Control. Mr. Schiller's sign-on restricted stock award provides for accelerated vesting upon death, Disability or termination without Cause or for Good Reason. Mr. Schiller's sign-on restricted stock award does not provide for "single trigger" acceleration immediately upon a Change in Control; instead, it provides for "double trigger" acceleration in the event of a termination without Cause or for Good Reason that occurs within six months before or 12 months after a Change in Control.

Irwin D. Simon

As disclosed in last year's proxy statement, on June 24, 2018, the Company and Mr. Simon entered into a Succession Agreement providing that Mr. Simon would resign from his position as President and CEO of the Company upon the Company's hiring of a successor President and CEO. Also as disclosed in last year's proxy statement, the Succession Agreement entitled Mr. Simon to a lump sum cash severance payment of $34,294,688 upon his resignation, as well as certain other payments and benefits.

As contemplated by the Succession Agreement, Mr. Simon resigned as President and CEO effective November 4, 2018. Accordingly, Mr. Simon become entitled to the following payments and benefits: (a) the cash severance payment of $34,294,688, (b) a payment of $99,060 for unused vacation, (c) payment of $125,000 in legal fees incurred by Mr. Simon in connection with the negotiation of the Succession Agreement, (d) continuation of medical, dental and vision benefits for Mr. Simon and his family for three years at a total cost to the Company of $36,893, (e) continuation of a life insurance policy for three years at a total cost to the Company of $23,031, (f) continuation of a long-term disability coverage for three years at a total cost to the Company of $12,135 and (g) continuation of long-term care coverage for three years at a total cost to the Company of $35,181.

Under the terms of the Succession Agreement, upon Mr. Simon's termination of employment, the vesting of certain of Mr. Simon's equity awards was accelerated. The total number of shares accelerated was 88,213 shares, which had a total value at the time of vesting of $2,245,903.

As disclosed in the Company's Form 8-K filed with the SEC on October 29, 2018, the Company and Mr. Simon entered into a Consulting Agreement on October 26, 2018. Mr. Simon's services to the Company under the Consulting Agreement included assisting Mr. Schiller with a smooth transition into his role as the Company's new CEO and assisting with the Company's disposition of Hain Pure Protein Corporation. Under the Consulting Agreement, the Company (a) paid $975,000 in consulting fees to Mr. Simon, (b) paid $50,153 in legal fees incurred by Mr. Simon in connection with the negotiation of the Consulting Agreement, and (c) agreed to arrange for an administrative assistant for Mr. Simon for one year following the termination of the Consulting Agreement at a total estimated cost to the Company of $167,691.

Amounts paid and benefits provided to Mr. Simon under the Succession Agreement and Consulting Agreement are included in the Summary Compensation Table and All Other Compensation Table above, to the extent paid or relating to fiscal year 2019. Accelerated equity awards are not included in those tables under SEC rules.

Denise M. Faltischek

Ms. Faltischek served as Executive Vice President and Chief Strategy Officer, Corporate Secretary until May 2019 and thereafter served as a non-executive employee until her departure from the Company in August 2019. In connection with her departure, the Company and Ms. Faltischek entered into a separation agreement, pursuant to which (1) Ms. Faltischek will receive cash severance of $1,154,400, paid in bi-weekly installments during the 12 months following her departure; (2) Ms. Faltischek received a lump-sum cash payment of $265,200, which represents consideration in lieu of Ms. Faltischek's bonus opportunity for fiscal year 2019; and (3) the Company will pay the cost of Ms. Faltischek's COBRA premiums for a period of 12 months, at an estimated total cost of $26,593.

CEO Pay Ratio

As required by SEC rules, we are providing the following information about the relationship between the annual total compensation of our CEO and the annual total compensation of our median employee (our "**CEO pay ratio**"). Our CEO pay ratio information is a reasonable good faith estimate calculated in a manner consistent with SEC rules.

Selection of Original Median Employee as of June 30, 2018

In 2018, we selected June 30, 2018 as the determination date for identifying the median employee. As of June 30, 2018, our employee population consisted of approximately 7,585 individuals working at our parent company and consolidated subsidiaries, which included all employees whether employed on a full-time, part-time, temporary or seasonal basis. We determined the median employee by using a consistently applied compensation measure of total annual taxable compensation paid to our global employee population other than our CEO. We define "total taxable compensation" as gross compensation for the period from July 1, 2017 to June 30, 2018, which given the geographical distribution of our employee population included a variety of pay elements based on local tax regulations. Consistent with our compensation philosophy, all global employees are compensated based upon their local market as reviewed on an annual basis, and we believe that "total annual taxable compensation" provides a reasonable estimate of annual compensation for our employees. The total annual taxable compensation was converted to U.S.

dollars using exchange rates as of June 30, 2018. Although permitted under SEC rules, we did not annualize compensation of employees who were not employed with us for the full fiscal year, and therefore the total annual taxable compensation of many employees was lower than it would have been had the compensation been annualized. In determining our median compensated employee in 2018, we did not use any of the exemptions permitted under SEC rules nor did we rely upon any material assumptions, adjustments or estimates. Using this methodology, we determined that the median employee as of June 30, 2018 was a non-exempt full-time employee located in the U.S. with annual total compensation of $29,790 for the fiscal year ended June 30, 2018.

Fiscal Year 2019 CEO Pay Ratio Determination

In determining our CEO pay ratio for the fiscal year ended June 30, 2019, we concluded there were no changes to our employee population or employee compensation arrangements that would significantly change our pay ratio disclosure. However, we used a different median employee this year, because the original median employee left the Company during fiscal year 2019. As permitted by the SEC rules, the median employee used this year is an employee whose compensation was substantially similar to the compensation of the original median employee last year, based on the methodology used to select the original median employee.

The new median employee's annual total compensation for fiscal year 2019 was $30,295.

For purposes of calculating our CEO pay ratio, our CEO's annual total compensation for fiscal year 2019 was $11,641,363, which represents an annualized amount in light of the CEO transition in fiscal year 2019. As permitted by SEC rules, we elected to annualize the compensation of Mr. Schiller, who was serving as CEO on June 30, 2019, the anniversary of the determination date we previously used. To annualize Mr. Schiller's compensation:

• we annualized his base salary to $900,000 (from the $571,154 reported in the Summary Compensation Table);

• we annualized his non-equity incentive plan compensation to $1,125,000 (from the $733,562 reported in the Summary Compensation Table); and

• we annualized his employee benefit for life insurance and other insurance to $853 (from the $426 reported in the Summary Compensation Table).

We did not annualize Mr. Schiller's stock awards, as the full grant date fair value of those sign-on awards is already included in Mr. Schiller's fiscal year 2019 compensation under SEC rules. Similarly, we did not annualize Mr. Schiller's relocation benefit or the payment by the Company of his legal expenses, as those were one-time benefits with the full amount already included in Mr. Schiller's fiscal year 2019 compensation.

Based on this information, the ratio of CEO annual total compensation to the median employee compensation for fiscal year 2019 was estimated to be 384 to 1.

Alternative Fiscal Year 2019 CEO Pay Ratio Adjusting the Fiscal Year 2019 Value of Mr. Schiller's PSU Award

As discussed above, Mr. Schiller's CEO PSU Award is a three-year front-loaded award. The Compensation Committee believes it is helpful in evaluating Mr. Schiller's compensation to spread the value of the CEO PSU Award equally across fiscal years 2019, 2020 and 2021. The annualized value of the CEO PSU Award over three years is $2,523,500, based on a total grant date fair value for the award of $7,570,500.

In addition to the required CEO pay ratio calculation, we have calculated an alternative CEO pay ratio using an adjusted amount of CEO compensation that excludes $5,047,000, the portion of the CEO PSU Award deemed attributable to fiscal years 2020 and 2021. When calculated in this manner, our CEO's adjusted compensation is $6,594,363 and the alternative ratio of CEO annual total compensation to the median employee compensation for fiscal year 2019 is estimated to be 218 to 1.

This alternative CEO pay ratio is not a substitute for the CEO pay ratio, but we believe it is helpful in fully evaluating the ratio of Mr. Schiller's annual total compensation to that of our median employee.

 

PROPOSAL NO. 2 ADVISORY VOTE REGARDING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

Background

We believe that both the Company and its stockholders benefit from responsive compensation and corporate governance policies. Recognizing the interest our stockholders expressed in an advisory vote on the compensation of our NEOs, since 2009 the Company has provided its stockholders an annual advisory vote on executive compensation. Since 2011, Section 14A of Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), has required us to provide our stockholders with a non-binding advisory vote to approve the compensation of our NEOs (the "**Say on Pay Proposal**") as disclosed in this proxy statement.

We are asking our stockholders to approve, on an advisory basis, the compensation paid to our NEOs, as described in the "Executive Compensation – Compensation Discussion and Analysis" section (the "**CD&A**") of this proxy statement. Although the advisory vote is not binding upon the Company, the Company's Compensation Committee, which is responsible for designing and administering our executive compensation program, values our stockholders' opinions and will continue to consider the outcome of the vote in its ongoing evaluation of our executive compensation program.

Our executive compensation philosophy and practice reflects our unwavering commitment to paying for performance – both short- and long-term. We believe that our multi-faceted executive compensation plans, with their integrated focus on both individual and corporate goals and objectives, as well as short- and long-term metrics, provide an effective framework by which progress against our strategic goals may be appropriately measured and rewarded.

Conclusion

We urge stockholders to read the CD&A beginning on page 22 of this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative, appearing on pages 38 through 42, which provide detailed information on the compensation of our NEOs. The Compensation Committee and the Board of Directors believe that the policies and procedures articulated in the CD&A are effective in achieving our goals.

For the reasons stated above, the Board of Directors recommends that our stockholders vote in favor of the following Say on Pay Proposal:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative discussion, is hereby approved.

Because your vote is advisory, it is not binding on the Company or the Board. However, the Compensation Committee values the opinions that our stockholders express in their votes. The Compensation Committee will review the results of the annual stockholder votes on the Say on Pay Proposal and consider whether to recommend any changes or modifications to the Company's executive compensation policies and practices as a result of such votes.

 **The Board of Directors unanimously recommends that you vote, on an advisory basis, "FOR" this proposal.**

PROPOSAL NO. 3 RATIFICATION OF APPOINTMENT OF REGISTERED INDEPENDENT ACCOUNTANTS

It is the practice of the Board of Directors to designate an accounting firm to serve as our registered independent accountants. The Audit Committee has recommended that Ernst & Young LLP be selected to audit our financial statements for the fiscal year ending June 30, 2020, and the Board of Directors has approved the selection of Ernst & Young LLP. Ernst & Young LLP has audited our financial statements since 1994.

The Audit Committee reviews and approves the audit and non-audit services to be provided by our registered independent accountants during the year, considers the effect that performing non-audit services might have on audit independence and approves management's engagement of our registered independent accountants to perform those services.

If the stockholders fail to ratify the selection, the Audit Committee may, but is not required to, reconsider whether to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different registered independent accountant at any time during the year if it is determined that such a change would be in the best interest of the Company and its stockholders.

Ernst & Young LLP expects to have a representative at our Annual Meeting who will have the opportunity to make a statement and will be available to respond to questions, as appropriate.

 **The Board of Directors unanimously recommends that you vote "FOR" the proposal to ratify the appointment of Ernst & Young LLP as our registered independent accountants for our fiscal year ending June 30, 2020.**

Fees Billed to the Company by Ernst & Young LLP

The following table sets forth the fees accrued or paid to the Company's independent registered public accounting firm, Ernst & Young LLP, during the fiscal years ended June 30, 2019 and June 30, 2018.

Audit and Non-Audit Fees

	2019	2018
Audit Fees[1]	$6,128,866	$6,150,050
Audit Related Fees[2]	$ 220,000	$ 290,000
Tax Fees[3]	$1,118,589	$ 553,800
All Other Fees	$ —	$ —

1   Reflects the aggregate fees billed for each of the 2019 and 2018 fiscal years for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements and review of our quarterly financial statements, and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.
2   Reflects the aggregate fees billed by Ernst & Young LLP in the 2019 and 2018 fiscal years for assurance and related services by Ernst & Young LLP that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees.
3   Reflects the aggregate fees billed in each of the 2019 and 2018 fiscal years for professional services rendered by Ernst & Young LLP for tax advice, tax compliance and tax planning.

The Audit Committee has considered whether the provision of the services described above in this section is compatible with maintaining Ernst & Young's independence and has determined that it is.

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our registered independent accountants. Pre-approval is provided for up to one year, is detailed as to the particular service or category of services and is subject to a specific budget. The Audit Committee may also pre-approve particular services on a case-by-case basis. In assessing requests for services by the registered independent accountants, the Audit Committee considers whether such services are consistent with the registered independent accountants' independence, whether the registered independent accountants are likely to provide the most effective and efficient service based on their familiarity with us, and whether the service could enhance our ability to manage or control risk or improve audit quality. The Audit Committee has delegated limited pre-approval authority to its chair, who must report any decisions to the Audit Committee at its next scheduled meeting.

In fiscal years 2019 and 2018, all of the audit fees, audit related fees and tax fees were pre-approved by the Audit Committee or its chair.

REPORT OF THE AUDIT COMMITTEE

The primary purpose of the Audit Committee is to assist the Board of Directors in overseeing the integrity of the Company's financial statements, the qualifications, independence and performance of the Company's independent registered public accounting firm, the Company's internal audit function and the performance of the Company's internal controls and procedures. In addition, the Audit Committee reviews all material related party transactions, if any, for potential conflicts of interest and all such transactions must be approved by the Audit Committee.

In addition to fulfilling its responsibilities as set forth in its charter and further described above in "Board of Directors and Corporate Governance – Committees of the Board – The Audit Committee," the Audit Committee has reviewed the Company's audited financial statements for fiscal year 2019. Discussions about the Company's audited financial statements included the judgments of its independent registered public accounting firm about the quality, not just the acceptability, of the Company's accounting principles and underlying estimates used in its financial statements, as well as other matters, as required by the applicable auditing standards adopted by the Public Company Accounting Oversight Board and by our Audit Committee Charter. In conjunction with the specific activities performed by the Audit Committee in its oversight role, it issued the following report:

1. The Audit Committee has reviewed and discussed the audited financial statements as of and for the year ended June 30, 2019 with the Company's management and the independent registered public accounting firm.

2. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

3. The Audit Committee has received from the independent registered public accounting firm the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with the independent registered public accounting firm their independence from the Company.

Based on the reviews and discussions referred to in paragraphs 1 through 3 above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2019 for filing with the SEC.

The Audit Committee*

Shervin J. Korangy, Chair
Dean Hollis
Dawn M. Zier

* The Report was approved by the Audit Committee prior to changes in committee membership on October 8, 2019.

The foregoing Report is not soliciting material, is not deemed filed with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides certain information as of the end of fiscal 2019 with respect to shares that may be issued under the Company's existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights)[2]
Equity compensation plans approved by security holders [3]	3,267,807	$ 2.26	3,774,464
Equity compensation plans not approved by security holders [4]	2,631,409	—	1,418,591
Total	5,899,216	$ 2.26	5,193,055

1   Represents the weighted-average exercise price of options to purchase 121,944 shares of common stock. This weighted average does not take into account shares that may be issued upon the vesting of PSUs or RSUs.
2   Of the 5,193,055 shares available for future issuance under our equity compensation plans as of the end of the fiscal year, 3,774,464 shares were available for grant under The Hain Celestial Group, Inc. Amended and Restated 2002 Long Term Incentive and Stock Award Plan, and 1,418,591 shares were available for grant under The Hain Celestial Group, Inc. 2019 Equity Inducement Award Program.
3   The 3,267,807 shares of common stock to be issued upon exercise of outstanding options, warrants and rights consists of (a) 2,882,345 shares that may be issued upon the vesting of PSUs, (b) 263,518 shares that may be issued upon the vesting of RSUs and (c) 121,944 shares that may be issued upon the exercise of stock options. The number of shares that may be issued upon the vesting of PSUs represents the maximum number of shares that may be issued if maximum performance goals are achieved.
4   The 2,631,409 shares of common stock to be issued upon exercise of outstanding options, warrants and rights consists of (a) 2,617,815 shares that may be issued upon the vesting of PSUs and (b) 13,594 shares that may be issued upon the vesting of RSUs. The number of shares that may be issued upon the vesting of PSUs represents the maximum number of shares that may be issued if maximum performance goals are achieved.

OWNERSHIP OF COMMON STOCK BY MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock for (1) each of our directors and NEOs, (2) all of our current directors and current executive officers as a group, and (3) the persons we know to beneficially own more than five percent of the outstanding shares of our common stock. Ownership is as of October 3, 2019 except as otherwise stated in the footnotes. Percentage ownership is based on 104,484,187 shares of common stock outstanding as of October 3, 2019. Except as otherwise stated in the footnotes, the persons identified have sole voting and investment power with respect to the shares set forth opposite their names.

Name	Number of Shares	Percentage of Common Stock
Directors and NEOs		
Richard A. Beck	—	—
Celeste A. Clark [1]	20,717	*
Dean Hollis [2]	36,451	*
Shervin J. Korangy [3]	21,577	*
Roger Meltzer [4]	44,973	*
Mark L. Schiller [5]	124,355	*
Michael B. Sims	—	—
Glenn W. Welling [6]	21,090,354	20.2%
Dawn M. Zier [7]	18,846	*
James M. Langrock [8]	46,885	*
Christopher J. Boever [9]	—	—
Kevin McGahren [10]	—	—
Kristy Meringolo [11]	6,596	*
Irwin D. Simon [12]	1,712,770	1.6%
Denise M. Faltischek [13]	44,233	*
All current directors and current executive officers as a group (14 persons)	21,410,754	20.5%
5% Holders		
Engaged Capital, LLC [14] 610 Newport Center Drive, Suite 250 Newport Beach, California 92660	21,068,777	20.2%
The Vanguard Group [15] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	8,211,261	7.9%
BlackRock, Inc. [16] 55 East 52nd Street New York, New York 10055	8,063,817	7.7%
Black Creek Investment Management Inc. [17] 123 Front Street West, Suite 1200 Toronto, Ontario M5J 2M2, Canada	7,625,893	7.3%
Neuberger Berman Group LLC [18] 1290 Avenue of the Americas New York, New York 10104	5,776,209	5.5%

* Indicates less than 1%.
1 Dr. Clark holds 2,452 shares outright and holds 18,265 shares of unvested restricted stock.
2 Mr. Hollis holds 12,452 shares outright and holds 23,999 shares of unvested restricted stock.
3 Mr. Korangy holds 2,452 shares outright and holds 19,125 shares of unvested restricted stock.

 

4 Mr. Meltzer holds 24,977 shares outright and holds 19,996 shares of unvested restricted stock.

5 Mr. Schiller holds 45,800 shares outright and holds 78,555 shares of unvested restricted stock. Under SEC rules, Mr. Schiller's outstanding PSUs are not included in this table.

6 Mr. Welling holds 2,452 shares outright and holds 19,125 shares of unvested restricted stock. Mr. Welling is the founder and Chief Investment Officer of Engaged Capital, LLC, and Mr. Welling's beneficial holdings include the 21,068,777 shares beneficially owned by Engaged Capital, LLC. See footnote 14 below. Mr. Welling's address is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660.

7 Ms. Zier holds 1,828 shares outright and holds 17,018 shares of unvested restricted stock.

8 Mr. Langrock holds 29,683 shares outright and holds 17,202 shares of unvested restricted stock. Under SEC rules, Mr. Langrock's outstanding PSUs are not included in this table.

9 Under SEC rules, Mr. Boever's outstanding PSUs are not included in this table.

10 Under SEC rules, Mr. McGahren's outstanding PSUs are not included in this table.

11 Ms. Meringolo holds 1,596 shares outright and holds 5,000 shares of unvested restricted stock. Under SEC rules, Ms. Meringolo's outstanding PSUs are not included in this table.

12 Mr. Simon resigned as President and CEO effective November 4, 2018, and did not stand for re-election as a director at the Company's 2018 annual meeting of stockholders held on December 5, 2018. The information provided in this table for Mr. Simon is based on a Form 4 filed by Mr. Simon with the SEC on November 6, 2018, reporting his holdings of common stock as of November 4, 2018. The shares reported for Mr. Simon consist of 1,544,176 shares held outright by Mr. Simon, 146,782 shares held by a number of trusts for the benefit of Mr. Simon's family (for which Mr. Simon or his spouse is the trustee or custodian), and 21,812 shares held by his spouse. Mr. Simon disclaimed beneficial ownership of the shares held by trusts except to the extent of his pecuniary interest therein, and disclaimed beneficial ownership of the shares held by his spouse.

13 Based on information provided to the Company by Ms. Faltischek, she held 44,233 shares outright prior to her departure from the Company on August 31, 2019.

14 This information is based on a Schedule 13D/A filed with the SEC on May 21, 2019 by Glenn W. Welling, Engaged Capital, LLC, and related entities, setting forth information as of May 21, 2019. The Schedule 13D/A states that Mr. Welling, Engaged Capital, LLC, and related entities have sole voting power and sole dispositive power with respect to all 21,068,777 shares beneficially owned by Engaged Capital, LLC.

15 This information is based on a Schedule 13G/A filed with the SEC on February 11, 2019 by The Vanguard Group, setting forth information as of December 31, 2018. The Schedule 13G/A states that The Vanguard Group has sole voting power with respect to 44,270 shares, shared voting power with respect to 16,621 shares, sole dispositive power with respect to 8,160,513 shares, and shared dispositive power with respect to 50,748 shares.

16 This information is based on a Schedule 13G/A filed with the SEC on February 4, 2019 by BlackRock, Inc., setting forth information as of December 31, 2018. The Schedule 13G/A states that BlackRock, Inc. has sole voting power with respect to 7,636,830 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to all 8,063,817 shares, and shared dispositive power with respect to 0 shares.

17 This information is based on a Schedule 13G filed with the SEC on February 12, 2019 by Black Creek Investment Management Inc., setting forth information as of December 31, 2018. The Schedule 13G states that Black Creek Investment Management Inc. has sole voting power and sole dispositive power with respect to all 7,625,893 shares.

18 This information is based on a Schedule 13G filed with the SEC on February 14, 2019 by Neuberger Berman Group LLC and Neuberger Berman Investment Advisers LLC, setting forth information as of December 31, 2018. The Schedule 13G states that Neuberger Berman Group LLC and Neuberger Berman Investment Advisers LLC have sole voting power with respect to 0 shares, shared voting power with respect to 5,631,041 shares, sole dispositive power with respect to 0 shares, and shared dispositive power with respect to all 5,776,209 shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Dean Hollis, who is nominated for re-election as a director, is chair of the board of SunOpta Inc., which is a supplier of the Company. In fiscal year 2019, the Company paid $21,632,905 to SunOpta Inc. and affiliated entities in the ordinary course of business.

Roger Meltzer, who is nominated for re-election as a director, is a partner at the law firm DLA Piper LLP (US), which provides legal services to the Company. In fiscal year 2019, the Company paid $2,592,252 to DLA Piper LLP (US) and affiliated entities.

Irwin D. Simon's spouse, Daryl Simon, served as Director of International Sales of the Company through December 31, 2018. For fiscal year 2019, she earned salary of $71,295, received a 401(k) matching contribution of $3,352 and participated in the Company's benefit programs for its employees. In connection with her departure from the Company, Ms. Simon received $136,591 in severance and a payment of $13,659 for unused vacation.

Irwin D. Simon's brother-in-law, Geoffrey Goldberg, served as Vice President, Corporate Services of the Company through May 30, 2019. For fiscal year 2019, he earned salary of $194,206, received a car allowance of $7,700, received a 401(k) matching contribution of $2,850 and participated in the Company's benefit programs for its employees. Additionally, during fiscal year 2019, Mr. Goldberg received grants of 5,152 Performance Share Units and 1,514 Restricted Stock Units with an aggregate grant date fair value of $65,480, all of which were forfeited upon his departure from the Company. In connection with his departure from the Company, Mr. Goldberg received $206,301 in severance and a payment of $11,505 for unused vacation.

Review, Approval or Ratification of Transactions with Related Persons

We have adopted a written policy regarding the review, approval and ratification of related party transactions. The Related Party Transaction Policy and Procedures requires the approval or ratification by the Audit Committee of any "related party transaction," which is defined as any transaction, arrangement or relationship in which (i) we are a participant, (ii) the amount involved exceeds $120,000 and (iii) one of our executive officers, directors, director nominees, 5% stockholders (or their immediate family members) or any entity with which any of the foregoing persons is an employee, general partner, principal or 5% stockholder, each of whom we refer to as a "related person," has a direct or indirect interest as set forth in Item 404 of Regulation S-K. The policy provides that management must present to the Audit Committee for review and approval each proposed related party transaction (other than related party transactions involving compensation matters and certain ordinary course transactions). The Audit Committee must review the relevant facts and circumstances of the transaction, including if the transaction is on terms comparable to those that could be obtained in arms-length dealings with an unrelated third party and the extent of the related party's interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of our Code of Conduct, and either approve or disapprove the related party transaction. If advance approval of a related party transaction requiring the Audit Committee's approval is not feasible, the transaction may be preliminarily entered into by management upon prior approval of the transaction by the chair of the Audit Committee, subject to ratification of the transaction by the Audit Committee at its next regularly scheduled meeting. The Audit Committee will also review those transactions that would have been deemed a "related party transaction" but for the fact that the amount involved is $120,000 or less. No director may participate in approval of a related party transaction for which he or she is a related party.

OTHER MATTERS

The Company's management is not aware of any other matters that will come before the Annual Meeting. However, if any other matters requiring a vote of stockholders arise, including any question as to an adjournment or postponement of the Annual Meeting, it is the intention of the persons named on the enclosed proxy card to vote in accordance with their judgment on such matters.

STOCKHOLDER PROPOSALS AND OTHER COMMUNICATIONS

Stockholder proposals intended to be included in the Proxy Statement relating to our 2020 annual meeting of stockholders (the "**2020 Proxy Statement**") pursuant to Rule 14a-8 under the Exchange Act must be in writing addressed to the Corporate Secretary of the Company and delivered to the Corporate Secretary at our principal executive offices, no later than June 13, 2020, and must otherwise comply with Rule 14a-8.

In addition, if you would like to have a nominee included in our 2020 Proxy Statement, notices of stockholder nominations intended to be included in the 2020 Proxy Statement must be received by the Corporate Secretary between May 14, 2020 and June 13, 2020. Stockholders should consult our By-Laws for the various procedural, informational and other requirements applicable to such nominations.

The deadline that will be applied for determining whether notice is timely for purposes of exercising discretionary voting authority with respect to proxies for purposes of Rule 14a-4(c) under the Exchange Act is August 27, 2020.

A stockholder or other interested party who wishes to communicate with the Board, the non-management directors as a group, or any individual director may do so by addressing the correspondence to the individual or group, c/o Corporate Secretary, The Hain Celestial Group, Inc., 1111 Marcus Avenue, Lake Success, NY 11042. All correspondence addressed to a director will be forwarded to that director.

Householding

We have adopted a procedure approved by the SEC called "householding." Under this procedure, multiple stockholders who share the same last name and address will receive only one copy of the annual proxy materials, unless they notify us that they wish to continue receiving multiple copies. We have undertaken householding to reduce our printing costs and postage fees.

If you wish to opt-out of householding and receive multiple copies of the proxy materials at the same address, you may do so at any time prior to 30 days before the mailing of proxy materials, which typically are mailed in October of each year, by notifying us in writing at: 1111 Marcus Avenue, Lake Success, NY 11042, Attention: Corporate Secretary.

You also may request additional copies of the Notice of Annual Meeting of Stockholders and Proxy Statement and Annual Report on Form 10-K for the fiscal year ended June 30, 2019 by notifying us in writing at the same address or calling Investor Relations at (516) 587-5000 or toll free at (877) 612-4246 or submitting such request via e-mail to investorrelations@hain.com.

If you share an address with another stockholder and currently are receiving multiple copies of the proxy materials, you may request householding by notifying us at the above-referenced address.

Investors may obtain copies of Hain Celestial's 2019 Annual Report on Form 10-K at no charge by contacting Investor Relations, The Hain Celestial Group, Inc., 1111 Marcus Avenue, Lake Success, NY 11042.

By order of the Board of Directors,

Kristy Meringolo

Kristy Meringolo
Senior Vice President, General Counsel, Corporate
Secretary and Chief Compliance Officer

Dated: October 11, 2019

Your vote is important. Whether or not you expect to attend the Annual Meeting in person, please submit your vote as soon as possible as instructed in our Proxy Materials, or, if you received a paper copy of the proxy card by mail, you may mark, sign and date the proxy card and return it in the enclosed postage-paid envelope. If you attend the Annual Meeting, you may choose to vote in person even if you have previously voted your shares.



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